                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 Schedule 13D


                   Under the Securities Exchange Act of 1934
                             (Amendment No._____)*

                      METROPOLITAN FINANCIAL CORPORATION
                      ----------------------------------
                               (Name of Issuer)

                        Common stock, $0.01 par value
                         -----------------------------
                        (Title of Class of Securities)

                                  591908 10 8
                                  -----------
                                (CUSIP Number)

            David J. Parrin, Senior Vice President and Controller,
                           First Bank System, Inc.,
     First Bank Place, 601 Second Avenue South, Minneapolis, MN 55402-4302
- --------------------------------------------------------------------------------
                                (612) 973-1111
                                ---------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 21, 1994
                                 -------------
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 13 Pages

CUSIP NO. 591908 10 8                13D                    PAGE 2 OF 13 PAGES
- -------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Bank System, Inc.
      IRS Taxpayer ID Number 41-0255900
- --------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /_/
                                                                     (b) /_/
- --------------------------------------------------------------------------------
  3   SEC USE ONLY

- --------------------------------------------------------------------------------
  4   SOURCE OF FUND*
        NC/00
- --------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                     /_/
- --------------------------------------------------------------------------------
  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
================================================================================
         NUMBER OF     7     SOLE VOTING POWER

                             7,177,879 shares (1) (including option to
          SHARES             acquire up to 6,209,304 shares in certain
                             circumstances)
                      ----------------------------------------------------------
       BENEFICIALLY    8     SHARED VOTING POWER

                             8,022 shares (2)
         OWNED BY     ----------------------------------------------------------
                       9     SOLE DISPOSITIVE POWER
          EACH
                             6,864,055 shares (1) (including option to
        REPORTING            acquire up to 6,209,304 shares in certain
                             circumstances)
                      ----------------------------------------------------------
          PERSON       10    SHARED DISPOSITIVE POWER

           WITH              37,399 shares (2)
================================================================================
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7,189,357 shares (1) (including option to acquire up to 6,209,304 shares in certain circumstances)
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     /_/
- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       19.2% (including option to acquire up to 6,209,304 shares in certain circumstances)
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       HC
- --------------------------------------------------------------------------------

(1) The reporting person disclaims beneficial ownerhip of all but 400,000 shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.
(2) The reporting person disclaims beneficial ownership of all such shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item l.   Security and Issuer.
          -------------------

     This statement relates to shares of common stock, $0.01 par value (the "MFC Common Stock"), of Metropolitan Financial Corporation ("MFC"). The address of MFC's principal executive offices is 1000 Metropolitan Centre, 333 South Seventh Street, Minneapolis, Minnesota 55402.

Item 2.   Identity and Background.
          -----------------------

     (a) through (c) and (f). This statement is being filed by First Bank System, Inc., a bank holding company incorporated under the laws of the State of Delaware ("FBS"). FBS is a regional bank holding company headquartered in Minneapolis, Minnesota. FBS is comprised of 9 banks, and several trust companies and nonbank subsidiaries with 220 offices primarily in Minnesota, Colorado, Illinois, Montana, North Dakota, South Dakota and Wisconsin. Through its subsidiaries, FBS provides commercial and agricultural finance, consumer banking, trust, capital markets, cash management, investment management, data processing, leasing, mortgage banking and brokerage services. The address of FBS is First Bank Place, 601 Second Avenue South, Minneapolis, Minnesota 55402-4302.

     The names, business addresses, principal occupations and citizenship of the directors and executive officers of FBS are set forth in Annex A hereto and are incorporated herein by reference.

     (d) and (e). During the last five years, neither FBS nor, to the best knowledge of FBS, any executive officers and directors of FBS, have (i) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     FBS has the option (the "Option"), exercisable only in certain circumstances, to purchase up to 6,209,304 shares (subject to adjustment for certain dilutative events) of MFC Common Stock, at a price per share of $24.66, pursuant to a Stock Option Agreement dated July 21, 1994, between FBS and MFC (the "Stock Option Agreement"), a copy of which is attached as Exhibit (a) hereto and incorporated herein by reference. Execution and delivery of the Stock Option Agreement by MFC was a condition to the Agreement of Merger and Consolidation dated July 21, 1994, by and between FBS and MFC (the "Merger Agreement"), a copy of which is attached as Exhibit (b) hereto and incorporated herein by reference.

     The exercise of the Option to purchase the full number of shares of MFC Common Stock currently covered by the Stock Option Agreement would require aggregate funds of $153,121,437. In the event FBS purchases shares of MFC Common

                              Page 3 of 13 Pages

Stock pursuant to the Stock Option Agreement, it is currently anticipated that the funds required to purchase the shares would be provided from FBS' working capital or by borrowings from sources yet to be determined.

Item 4.   Purpose of Transaction.
          ----------------------

     Under the Merger Agreement, MFC will, subject to certain conditions being satisfied or waived, be merged with and into FBS (the "Merger"). Upon the effectiveness of the Merger, each outstanding share of MFC Common Stock will be converted into .6803 shares of common stock, $1.25 par value, of FBS ("FBS Common Stock") and each issued and outstanding share of preferred stock, $0.01 par value, of MFC ("MFC Preferred Stock"), other than shares as to which the holders have asserted and not effectively withdrawn or otherwise lost their appraisal rights pursuant to Section 262 of the Delaware General Corporation Law, shall be converted to the right to receive $27.00 in cash plus any accumulated and unpaid dividends. As a result of such conversion, (i) the holders of MFC Common Stock will become shareholders of FBS, (ii) all shares of MFC Common Stock will cease to be authorized to be quoted on the New York Stock Exchange ("NYSE"), and (iii) the registration of the MFC Common Stock under
Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") will be terminated pursuant to Section 12(g)(4) of the Exchange Act.

     FBS will be the surviving corporation in the Merger. The directors of FBS immediately prior to the effective date will be the directors of the surviving corporation. The certificate of incorporation and the bylaws of FBS in effect immediately prior to the effective date of the Merger will be the certificate and bylaws of the surviving corporation.

     The Merger Agreement provides that MFC will not pay any dividends on the MFC Common Stock except for cash dividends which do not exceed $0.20 per share per quarter. Consummation of the Merger is subject to certain conditions, including approval of the Merger by the Federal Reserve Board, the Office of Thrift Supervision and any other required governmental agencies and authorities, approval of the Merger Agreement and the Merger by both MFC's and FBS' shareholders, effectiveness of a registration statement relating to the FBS Common Stock to be issued in the Merger, and no material adverse change in the business or financial condition of MFC or FBS or a material breach of a representation or warranty contained in the Merger Agreement prior to closing.

     Simultaneously with and as a condition to the execution and delivery of the Merger Agreement, MFC and FBS entered into the Stock Option Agreement, pursuant to which FBS has the Option to purchase up to 6,209,304 shares of MFC Common Stock at a price per share of $24.66, which number of shares will be increased in the event of the issuance of additional shares of MFC Common Stock and certain other dilutative events such that the Option will at all times be exercisable for 19.9% of the outstanding MFC Common Stock. FBS may exercise the Option in whole or part, if, but only if, both an Initial Triggering Event (as defined) and a Subsequent Triggering Event (as defined) occur prior to the termination of the

                              Page 4 of 13 Pages

Option. The Option terminates on (i) the effective date of the Merger,
(ii) termination of the Merger Agreement based on the price of FBS Common Stock during a defined period prior to the last date of shareholder meetings in connection with the Merger, (iii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event, (iv) termination of the Merger Agreement as the result of certain events if neither MFC nor any of its affiliates, officers, directors, employees or agents took any actions that contributed in any way, directly or indirectly, to the occurrence of such event, or (v) the passage of 12 months after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event.

     An "Initial Triggering Event" is defined in the Stock Option Agreement to mean the occurrence of the following events: (a) MFC or any "Subsidiary" of MFC (as defined in the Stock Option Agreement) enters into an agreement with any person other than FBS or any of its "Subsidiaries" (as defined in the Stock Option Agreement) involving (1) a merger, consolidation or similar transaction,
(2) a purchase, lease or other acquisition of all or substantially all of the assets of MFC or any Subsidiary or (3) a purchase or other acquisition of securities representing 10% or more of the voting power of MFC or any such Significant Subsidiary (each of the events or transactions set forth in clauses
(1), (2) and (3) are referred to herein as an "Acquisition Transaction"), or MFC's Board of Directors recommends that MFC's shareholders approve an Acquisition Transaction other than as contemplated by the Merger Agreement; (b) any person other than FBS or any of its Subsidiaries acquires beneficial ownership of more than 10% of the outstanding MFC Common Stock; (c) MFC's shareholders do not approve the transactions contemplated by the Merger Agreement at the meeting to be held for that purpose, or such meeting is not held or is canceled, or MFC's Board of Directors withdraws or modifies its recommendations that MFC's shareholders approve the transactions contemplated by the Merger Agreement; (d) any person other than FBS makes a bona fide proposal to MFC or its shareholders by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction; (e) MFC breaches any covenant or obligation contained in the Merger Agreement and such breach would entitle FBS to terminate the Merger Agreement;
(f) any third party files an application or notice with the Federal Reserve Board, the Office of Thrift Supervision or other applicable federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction; (g) the Merger Agreement shall have been terminated by MFC due to the failure of Dain Bosworth Incorporated to deliver its opinions to MFC prior to the mailing of the proxy statement for MFC's special meeting of shareholders to consider and act upon the Merger Agreement and immediately prior to the Merger, to the effect that the terms of the Merger Agreement are fair to the holders of the MFC Common Stock;
(h) or due to certain other offers to acquire MFC.

     A "Subsequent Triggering Event" is defined in the Stock Option Agreement to mean the occurrence of one of the following events: (a) the acquisition by any person other than FBS of beneficial ownership of 20% or more of the then

                              Page 5 of 13 Pages
outstanding MFC Common Stock or (b) the occurrence of the Initial Triggering Event described in (a) of the definition of Initial Triggering Event above, except that the percentage referred to in said (a) shall be 20%.

     The Stock Option Agreement also provides that if a Subsequent Triggering Event occurs prior to an Exercise Termination Event, upon notice delivered within 12 months (or such longer period as may be called for by the Stock Option Agreement) of the Subsequent Triggering Event, (i) FBS shall have the right to demand on two occasions that MFC prepare, file and keep current at MFC's expense a registration statement under the Securities Act of 1933 to permit the sale or other disposition of shares of MFC Common Stock issued or issuable upon total or partial exercise of the Option and (ii) MFC shall be obligated to repurchase the Option, any part of it, or any shares received upon exercise of the Option or any part ("Option Shares") from the holder of the Option, any part of it or any Option Shares. Such repurchase for the Option or any part of it shall be at a price equal to the amount by which the "market/offer price" (as defined) exceeds the Option exercise price (as adjusted), multiplied by the number of shares for which the Option may then be exercised, plus certain of FBS's expenses in connection with the transactions contemplated by the Merger Agreement. Such repurchase for any Option Shares shall be at a price equal to the "market/offer price" multiplied by the number of Option Shares to be repurchased, plus certain of FBS's expenses in connection with the transactions contemplated by the Merger Agreement. The term "market/offer price" is defined to mean the highest of (i) the price per share at which a tender or exchange offer has been made for MFC Common Stock, (ii) the price per share of MFC Common Stock that any third party is to pay pursuant to an agreement with MFC, (iii) the highest closing price per share within the six-month period immediately preceding the date that notice to repurchase is given or (iv) in the event of a sale of all or substantially all of MFC's assets or deposits, the sum of the price paid for such assets or deposits and the current market value of the remaining assets (as determined by a nationally recognized investment banking firm) divided by the number of shares of MFC Common Stock outstanding at the time of such sale.

     The Stock Option Agreement further provides that if, prior to an Exercise Termination Event, MFC enters into an agreement to (i) consolidate or merge with a third party in which MFC shall not be the surviving corporation, (ii) to permit a third party to merge into MFC in a transaction in which the then outstanding shares of MFC Common Stock shall be changed into or exchanged for stock or securities of any other person or cash or other property or in which the shares of then-outstanding MFC Common Stock shall after the merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or (iii) sell or otherwise transfer all or substantially all of its or any Significant Subsidiary's assets or deposits to a third party, then the agreement governing such transaction shall provide that the Option shall be converted into or exchanged for an option in the "Acquiring Company" (as defined in the Stock Option Agreement with reference to the three types of transactions listed above) or any person that controls the Acquiring Company. Such option (a "Substitute Option") shall have the same terms as the Option (or, if that is not possible for legal reasons, terms as similar as

                              Page 6 of 13 Pages
possible and no less advantageous to the holder of the Option); shall be for no more than 19.9% of the shares of stock covered (with any difference to be paid in cash); and shall contain repurchase terms binding upon the issuer of the Substitute Option.

     The Stock Option Agreement also provides that FBS shall be obligated to reimburse MFC for certain amounts received upon disposition of the Option or the Option Shares if FBS has received the termination fee provided for in the Merger Agreement.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) and (b). MFC has represented to FBS on Schedule 3.3 to the Merger Agreement that 31,202,534 shares of MFC Common Stock and 488,740 shares of MFC Preferred Stock were outstanding as of July 21, 1994. FBS has the right, exercisable only in certain circumstances, to acquire up to 6,209,304 shares (subject to adjustment for certain dilutative events) of MFC Common Stock, which represents approximately 19.9% of the number of currently outstanding shares of MFC Common Stock. When and if FBS acquires such shares, it will have sole voting and investment power with respect thereto, subject to certain transfer restrictions set forth in Section 2(h) of the Stock Option Agreement. FBS disclaims beneficial ownership of such shares until the events allowing FBS to acquire such shares occur. Additionally, FBS owns 400,000 shares of MFC Common Stock, as to which it has sole voting and investment power, purchased in open-market transactions prior to March 1994.

     Certain of FBS' subsidiaries may be deemed to be the beneficial owner of 580,053 shares of MFC Common Stock, which shares are held in trust accounts for such subsidiaries' customers. FBS has sole voting power with respect to 568,047 of such shares and shared voting power with respect to 8,022 of such shares. FBS has sole investment power with respect to 254,223 of such shares and shared investment power as to 37,399 of such shares. Additionally, 528 of such shares are represented by exercisable warrants, as to which FBS has sole investment and voting power. A total of 5,300 shares of MFC Preferred Stock are also held in such trust accounts. FBS disclaims beneficial ownership of all of such shares.

     Other than as described above, neither FBS nor any of its subsidiaries beneficially owns any shares of MFC Common Stock or MFC Preferred Stock. FBS is surveying its executive officers and directors to determine whether any such persons beneficially own any shares of MFC Common Stock or MFC Preferred Stock.

     (c) Except as described above, there have been no transactions in shares of MFC Common Stock or MFC Preferred Stock by FBS, or, to the best knowledge of FBS, by any of FBS' executive officers and directors, during the past 60 days.

     (d) As described in paragraph (a) and (b) above, FBS and various subsidiaries of FBS may be deemed to be beneficial owners of shares of MFC Common Stock and MFC Preferred Stock in trust accounts for customers with sole, shared or no

                              Page 7 of 13 Pages
investment powers. The beneficiaries of such trust accounts have the power to direct the payment of dividends and proceeds from the sale of such shares.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     Other than the Merger Agreement described in response to Item 4 (which response is incorporated herein by reference) and the Stock Option Agreement described in response to Item 4 (which response is incorporated herein by reference), there are no contracts, arrangements, understandings or relationships between FBS and any other person, or, to the best knowledge of FBS, among any of FBS' executive officers and directors or between any of FBS' executive officers and directors and any other person, with respect to securities of MFC.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     (a) Stock Option Agreement dated July 21, 1994, by and between FBS and MFC.

     (b) Agreement of Merger and Consolidation dated July 21, 1994, by and between FBS and MFC.

                              Page 8 of 13 Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 27, 1994                           FIRST BANK SYSTEM, INC.


                                        /s/ Michael J. O'Rourke
                                        ----------------------------------------
                                            Michael J. O'Rourke
                                            Secretary

                              Page 9 of 13 Pages

                                                                         ANNEX A

                            Identity and Background
                            -----------------------

     The following table sets forth the names, addresses and principal occupations of the executive officers and directors of FBS. Each such person is a citizen of the United States.


        Name                              Address                             Occcupation
        ----                              -------                             -----------
Coleman Bloomfield                400 North Robert Street                 Chairman and Chief
(Director)                        St. Paul, MN 55101                      Executive Officer,
                                                                          Minnesota Mutual Life
                                                                          Insurance Company

John F. Grundhofer                First Bank System, Inc.                 Chairman, President and
(Director and Executive           First Bank Place                        Chief Executive Officer
Officer)                          601 Second Avenue South
                                  Minneapolis, MN 55402-4302

Roger L. Hale                     701 North Lilac Drive                   President and Chief
(Director)                        P.O. Box 1452                           Executive Officer,
                                  Minneapolis, MN 55440                   TENNANT Company

Delbert W. Johnson                1717 W. River Road N.                   Chairman, President
(Director)                        Minneapolis, MN 55411                   and Chief Executive
                                                                          Officer of Pioneer
                                                                          Metal Finishing
                                                                          Company

John H. Kareken                   271-19th Avenue South                   Professor of Banking and
(Director)                        Minneapolis, MN 55455                   Finance, Curtis L. Carlson
                                                                          School of Management,
                                                                          University of Minnesota

Richard L. Knowlton               P.O. Box 800                            Chairman,
(Director)                        Austin, MN 55912                        Hormel Foods Corporation

Kenneth A. Macke                  5500 Wayzata Boulevard                  Chairman, Colonade
(Director)                        Suite 950
                                  Golden Valley, MN 55416

Marilyn C. Nelson                 Carlson Parkway                         Vice Chairman and
(Director)                        12755 State Highway 55                  Director, Carlson
                                  P.O. Box 59159                          Holdings, Inc.
                                  Minneapolis, MN 55459-8215


                              Page 10 of 13 Pages


Will F. Nicholson, Jr.            Colorado National                       Chairman, President and
(Director)                        Bankshares, Inc.                        Chief Executive Officer
                                  Box 5168                                Colorado National
                                  950-17th Street, Suite 2100             Bankshares, Inc.
                                  Denver, Colorado 80217

Nicholas R. Petry                 950-17th Street                         President, The Petry
(Director)                        Denver, Colorado 80202                  Company

Edward J. Phillips                2345 Kennedy Street NE                  Chairman and Chief
(Director)                        Minneapolis, MN 55413                   Executive Officer, Phillips
                                                                          Beverage Company

James J. Renier                   First Bank Place                        Chairman of the
(Director)                        Suite 4925                              Executive Committee,
                                  Minneapolis, MN 55402                   Honeywell Inc.

S. Walter Richey                  1600 International Centre               President and Chief
(Director)                        Minneapolis, MN 55402                   Executive Officer, Space
                                                                          Center Company

Richard L. Robinson               Robinson Dairy, Inc.                    Chairman and Chief
(Director)                        646 Bryant Street                       Executive Officer,
                                  Denver, Colorado 80204                  Robinson Dairy, Inc.

Richard L. Schall                 4900 IDS Center                         Retired Vice Chairman of
(Director)                        Minneapolis, MN 55402                   the Board, Dayton
                                                                          Hudson Corporation

Lyle E. Schroeder                 1100 South Euclid Avenue                President and Chief
(Director)                        P.O. Box 5039                           Executive Officer, Sioux
                                  Sioux Falls, SD 57117-5039              Valley Hospital

William F. Farley                 First Bank System, Inc.                 Vice Chairman
(Executive Officer)               First Bank Place
                                  601 Second Avenue South
                                  Minneapolis, MN 55402-4302

Philip G. Heasley                 First Bank System, Inc.                 Vice Chairman
(Executive Officer)               First Bank Place                        and President, Retail
                                  601 Second Avenue South                 Product Group
                                  Minneapolis, MN 55402-4302

Richard A. Zona                   First Bank System, Inc.                 Vice Chairman and Chief
(Executive Officer)               First Bank Place                        Financial Officer
                                  601 Second Avenue South
                                  Minneapolis, MN 55402-4302


                              Page 11 of 13 Pages

Daniel C. Rohr               First Bank System, Inc.    Executive Vice
(Executive Officer)          First Bank Place           President, Commercial
                             601 Second Avenue South    Banking Group
                             Minneapolis, MN
                             55402-4302


J. Robert Hoffmann           First Bank System, Inc.    Executive Vice
(Executive Officer)          First Bank Place           President and Chief
                             601 Second Avenue South    Credit Officer
                             Minneapolis, MN
                             55402-4302


John M. Murphy, Jr.          First Bank System, Inc.    Chairman and Chief
(Executive Officer)          First Bank Place           Investment Officer,
                             601 Second Avenue South    First Trust National
                             Minneapolis, MN            Association
                             55402-4302



Robert H. Sayre              First Bank System, Inc.    Executive Vice
(Executive Officer)          First Bank Place           President, Human
                             601 Second Avenue South    Resources
                             Minneapolis, MN
                             55402-4302



Michael J. O'Rourke          First Bank System, Inc.    Executive Vice
(Executive Officer)          First Bank Place           President, Secretary
                             601 Second Avenue South    and General Counsel
                             Minneapolis, MN
                             55402-4302


Elizabeth A. Malkerson       First Bank System, Inc.    Senior Vice President,
(Executive Officer)          First Bank Place           Corporate Relations
                             601 Second Avenue South
                             Minneapolis, MN
                             55402-4302

David R. Edstam              First Bank System, Inc.    Senior Vice President
(Executive Officer)          First Bank Place           and Treasurer
                             601 Second Avenue South
                             Minneapolis, MN
                             55402-4302




                             Page 12 of 13 Pages


Larry S. Crawford                 First Bank System, Inc.                 Senior Vice President,
(Executive Officer)               First Bank Place                        Retail and Community
                                  601 Second Avenue South                 Banking
                                  Minneapolis, MN 55402-4302


                              Page 13 of 13 Pages

                            STOCK OPTION AGREEMENT

          STOCK OPTION AGREEMENT, dated July 21, 1994 between FIRST BANK SYSTEM, INC., a Delaware corporation ("Grantee"), and METROPOLITAN FINANCIAL CORPORATION, a Delaware corporation ("Issuer").

                             W I T N E S S E T H:
                             -------------------

          WHEREAS, Grantee and Issuer have entered into an Agreement of Merger and Consolidation of even date herewith (the "Merger Agreement"), which agreement has been executed by the parties hereto immediately prior to this Agreement; and

          WHEREAS, as a condition and inducement to Grantee's entering into the Merger Agreement and in consideration therefor, Issuer has agreed to grant Grantee the Option (as hereinafter defined):

          NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

          1. (a) Issuer hereby grants to Grantee an unconditional, irrevocable option (the "Option") to purchase, subject to the terms hereof, up to 6,209,304 fully paid and nonassessable shares of the common stock, $.01 par value, of Issuer ("Common Stock") at a price of $24.66 per share; provided, however, that in the event Issuer issues or agrees to issue any shares of Common Stock at a price less than $24.66 per share (as adjusted pursuant to subsection
(b) of Section 5) other than in connection with the options, rights or plans disclosed on Schedule 3.3 to the Merger Agreement, such price shall be equal to such lesser price (such price, as adjusted if applicable, the "Option Price"); provided further that in no event shall the number of shares for which this Option is exercisable exceed 19.9% of the issued and outstanding shares of Common Stock. The number of shares of Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth.

               (b) In the event that any additional shares of Common Stock are issued or otherwise become outstanding after the date of this Agreement (other than pursuant to this Agreement), the number of shares of Common Stock subject to the Option shall be increased so that, after such issuance, it equals 19.9% of the number of shares of Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section 1(b) or elsewhere in this Agreement shall be deemed to authorize Issuer or Grantee to breach any provision of the Merger Agreement.

          2. (a) The Holder (as hereinafter defined) may exercise the Option, in whole or part, if, but only if, both an Initial Triggering Event (as hereinafter defined) and a Subsequent Triggering Event (as hereinafter defined) shall have occurred prior to the occurrence of an Exercise Termination Event (as hereinafter defined), provided that the Holder shall have sent the written notice of such exercise (as provided in subsection (e) of this Section 2) within 12 months following such Subsequent Triggering Event (or such later period as provided in Section 10). Each of the following shall be an Exercise Termination
Event: (i) the Effective Date of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs
prior to the occurrence of an Initial Triggering Event; (iii)   termination of
the Merger Agreement either (a) pursuant to Section 7.1(e) thereof, or (b) by Grantee solely as a result of failure of one or more of the conditions set forth in Sections 6.1(a), 6.1(b), 6.1(c), 6.1(g), 6.3(e), 6.3(h), 6.3(i) or 6.3(k) or
pursuant to Section 7.1(c) (as a result of failure of Grantee's shareholders to approve the Merger) or Section 7.1(d) (as a result of failure to consummate the Merger on or before the date specified therein) if neither Issuer nor any of its affiliates, officers, directors, employees or agents shall have taken any actions that have contributed in any way, either directly or indirectly, to any such failure; or (iv) the passage of 12 months (or such longer period as provided in Section 10) after termination of the Merger Agreement (other than any termination of the Merger Agreement covered by the immediately preceding clause (iii)) if such termination follows the occurrence of an Initial Triggering Event (provided that if an Initial Triggering Event continues or occurs beyond such termination, the Exercise Termination Event shall be 12 months (or such longer period as provided in Section 10) from the expiration of the Last Triggering Event but in no event more than 18 months (or such longer period as provided in Section 10) after such termination). The "Last Triggering Event" shall mean the last Initial Triggering Event to occur. The term "Holder" shall mean the holder or holders of the Option.

               (b) The term "Initial Triggering Event" shall mean any of the following events or transactions occurring after the date hereof:

                    (i) Issuer or any of its Subsidiaries (as hereinafter defined) (each an "Issuer Subsidiary"), without having received Grantee's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934 (the "1934 Act"), and the rules and regulations thereunder) other than Grantee or any of its Subsidiaries (each a "Grantee Subsidiary") or the Board of Directors of Issuer shall have recommended that the shareholders of Issuer approve or accept any Acquisition Transaction other than as contemplated by the Merger Agreement or this Agreement. For purposes of this Agreement,
          (a) "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving Issuer or any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) of Issuer, (y) a purchase, lease or other acquisition of all or substantially all of the assets or deposits of Issuer or any Significant Subsidiary of Issuer, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Issuer or any Significant Subsidiary of Issuer, and (b) "Subsidiary" shall have the meaning set forth in Rule 12b-2 under the 1934 Act;

                    (ii) Any person other than Grantee or any Grantee Subsidiary shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Common Stock (the term "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

                    (iii) The shareholders of the Issuer shall not have approved the transactions contemplated by the Merger Agreement at the meeting held for that purpose or any adjournment thereof, or such meeting shall not have been held or shall have been cancelled prior to termination of the Merger Agreement, or Issuer's Board of Directors shall have withdrawn or modified (or publicly announced its intention to withdraw or modify or interest in withdrawing or modifying) its recommendation that the shareholders of Issuer approve the transactions contemplated by the Merger Agreement, or Issuer or any Issuer Subsidiary, without having received Grantee's prior written consent, shall have authorized, recommended, proposed (or publicly announced its intention to authorize, recommend or propose or interest in authorizing, recommending or proposing) an agreement to engage in an Acquisition Transaction with any person other than Grantee or a Grantee Subsidiary ;

                    (iv) Any person other than Grantee or any Grantee Subsidiary shall have made a bona fide proposal to Issuer or its shareholders by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction;

                    (v) Issuer shall have breached any covenant or obligation contained in the Merger Agreement and such breach would entitle Grantee to terminate the Merger Agreement;

                    (vi) Any person other than Grantee or any Grantee Subsidiary, other than in connection with a transaction to which Grantee has given its prior written consent, shall have filed an application or notice with the Federal Reserve Board, the Office of Thrift Supervision ("OTS") or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction; or

                    (vii) Issuer shall have terminated the Merger
          Agreement pursuant to Section 7.1(b) by reason of the failure of Issuer's condition set forth in Section 6.2(g) or pursuant to Section 7.1(f).

               (c) The term "Subsequent Triggering Event" shall mean any of the following events or transactions occurring after the date hereof:

                    (i) The acquisition by any person of beneficial ownership of 20% or more of the then outstanding Common Stock; or

                    (ii) The occurrence of the Initial Triggering Event described in clause (i) of subsection (b) of this Section 2, except that the percentage referred to in clause (z) shall be 20%.

               (d) Issuer shall notify Grantee promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event (together, a "Triggering Event"), it being understood that the giving of such notice by Issuer shall not be a condition to the right of the Holder to exercise the Option.

               (e) In the event the Holder is entitled to and wishes to exercise the Option, it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the "Closing Date"); provided that if prior notification to or approval of the Federal Reserve Board, the OTS or any other regulatory agency is required in connection with such purchase, the Holder shall promptly file the required notice or application for approval, shall promptly notify the Issuer of such filing, and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

               (f) At the closing referred to in subsection (e) of this Section 2, the Holder shall pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by Issuer, provided that failure or refusal of Issuer to designate such a bank account shall not preclude the Holder from exercising the Option.

                (g) At such closing, simultaneously with the delivery of immediately available funds as provided in subsection (f) of this Section 2, Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Option should be exercised in part only, a new Option evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder.

               (h) Certificates for Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

          "The transfer of the shares represented by this certificate is subject to certain provisions of an agreement between the registered holder hereof and Issuer and to resale restrictions arising under the Securities Act of 1933, as amended. A copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor."

It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act of 1933 (the "1933 Act") in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Holder shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance satisfactory to Issuer, to the effect that such legend is not required for purposes of the 1933 Act; (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

               (i) Upon the giving by the Holder to Issuer of the written notice of exercise of the Option provided for under subsection (e) of this Section 2 and the tender of the applicable purchase price in immediately available funds, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. Issuer shall pay all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 2 in the name of the Holder or its assignee, transferee or designee.

          3. Issuer agrees: (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock so that the Option may be exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock;
(ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer; (iii) promptly to take all action as may from time to time be required (including (x) complying with all premerger notification, reporting and waiting period requirements specified in 15 U.S.C. (S)18a and regulations promulgated thereunder and (y) in the event, under the Bank Holding Company Act of 1956, as amended, or the Home Owners Loan Act, as amended, or any state or other federal banking law, prior approval of or notice to the Federal Reserve Board, the OTS or to any state or other federal regulatory authority is necessary before the Option may be exercised, cooperating fully with the Holder in preparing such applications or notices and providing such information to the Federal Reserve Board, the OTS or such state or other federal regulatory authority as they may require) in order to permit the Holder to exercise the Option and Issuer duly and effectively to issue shares of Common Stock pursuant hereto; and (iv) promptly to take all action provided herein to protect the rights of the Holder against dilution.

          4. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of the Holder, upon presentation and surrender of this Agreement at the principal office of the Issuer, for other Agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

          5. In addition to the adjustment in the number of shares of Common Stock that are purchasable upon exercise of the Option pursuant to Section 1 of this Agreement, the number of shares of Common Stock purchasable upon the exercise of the Option shall be subject to adjustment from time to time as provided in this Section 5.

               (a) In the event of any change in Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or the like, the type and number of shares of Common Stock purchasable upon exercise hereof shall be appropriately adjusted and proper provision shall be made so that, in the event that any additional shares of Common Stock are to be issued or otherwise become outstanding as a result of any such change (other than pursuant to an exercise of the Option), the number of shares of Common Stock that remain subject to the Option shall be increased so that, after such issuance and together with shares of Common Stock previously issued pursuant to the exercise of the Option (as adjusted on account of any of the foregoing changes in the Common Stock), it equals 19.9% of the number of shares of Common Stock then issued and outstanding.

               (b) Whenever the number of shares of Common Stock purchasable upon exercise hereof is adjusted as provided in this Section 5, the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which shall be equal to the number of shares of Common Stock purchasable prior to the adjustment and the denominator of which shall be equal to the number of shares of Common Stock purchasable after the adjustment.

          6. Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee delivered within 12 months (or such later period as provided in Section 10) of such Subsequent Triggering Event (whether on its own behalf or on behalf of any subsequent holder of this Option (or part thereof) or any of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current a registration statement under the 1933 Act covering any shares issued and issuable pursuant to this Option and shall use its best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of any shares of Common Stock issued upon total or partial exercise of this Option ("Option Shares") in accordance with any plan of disposition requested by Grantee. Issuer will use its best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect such sales or other dispositions. Grantee shall have the right to demand two such registrations. The Issuer shall bear the costs of such registrations (including, but not limited to, attorneys' fees, printing costs and filing fees). The foregoing notwithstanding, if, at the time of any request by Grantee for registration of Option Shares as provided above, Issuer is in registration with respect to an underwritten public offering of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering the inclusion of the Option Shares would interfere with the successful marketing of the shares of Common Stock offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; provided, however, that after any such required reduction the number of Option Shares to be included in such offering for the account of the Holder shall constitute at least 25% of the total number of shares to be sold by the Holder and Issuer in the aggregate; and provided further, however, that if such reduction occurs, then the Issuer shall file a registration statement for the balance as promptly as practicable thereafter as to which no reduction pursuant to this Section 6 shall be permitted or occur and the Holder shall thereafter be entitled to one additional registration. Each such Holder shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If requested by any such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements for Issuer. Upon receiving any request under this Section 6 from any Holder, Issuer agrees to send a copy thereof to any other person known to Issuer to be entitled to registration rights under this Section 6, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies.

          7. (a) Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, (i) at the request of the Holder, delivered within 12 months of such occurrence (or such later period as provided in Section 10), Issuer shall repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to (x) the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which this Option may then be exercised plus (y) Grantee's Out-of-Pocket Expenses (as defined below) (to the extent not previously reimbursed), and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered within 12 months of such occurrence (or such later period as provided in Section 10), Issuer shall repurchase such number of the Option Shares from the Owner as the Owner shall designate at a price (the "Option Share Repurchase Price") equal to (x) the market/offer price multiplied by the number of Option Shares so designated plus (y) Grantee's Out-of-Pocket Expenses (to the extent not previously reimbursed). The term "Out-of-Pocket Expenses" shall mean Grantee's reasonable out-of-pocket expenses incurred in connection with the transactions contemplated by the Merger Agreement, including without limitation legal, accounting and consulting fees. The term "market/offer price" shall mean the highest of (i) the price per share of Common Stock at which a tender or exchange offer therefor has been made, (ii) the price per share of Common Stock to be paid by any third party pursuant to an agreement with Issuer, (iii) the highest closing price for shares of

Common Stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of this Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, or (iv) in the event of a sale of all or substantially all of Issuer's assets or deposits, the sum of the price paid in such sale for such assets or deposits and the current market value of the remaining assets of Issuer as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, divided by the number of shares of Common Stock of Issuer outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be.

                    (b) The Holder and the Owner, as the case may be, may exercise its right to require Issuer to repurchase the Option and any Option Shares pursuant to this Section 7 by surrendering for such purpose to Issuer, at its principal office, a copy of this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that the Holder or the Owner, as the case may be, elects to require Issuer to repurchase this Option and/or the Option Shares in accordance with the provisions of this Section 7. As promptly as practicable, and in any event within five business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto, Issuer shall deliver or cause to be delivered to the Holder the Option Repurchase Price and/or to the Owner the Option Share Repurchase Price therefor or the portion thereof that Issuer is not then prohibited under applicable law and regulation from so delivering.

                    (c) To the extent that Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing the Option and/or the Option Shares in full, Issuer shall immediately so notify the Holder and/or the Owner and thereafter deliver or cause to be delivered, from time to time, to the Holder and/or the Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within five business days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time after delivery of a notice of repurchase pursuant to paragraph (b) of this Section 7 is prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to the Holder and/or the Owner, as appropriate, the Option Repurchase Price and the Option Share Repurchase Price, respectively, in full (and Issuer hereby undertakes to use its best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish such repurchase), the Holder or Owner may revoke its notice of repurchase of the Option or the Option Shares whether in whole or to the extent of the prohibition, whereupon, in the latter case, Issuer shall promptly (i) deliver to the Holder and/or the Owner, as appropriate, that portion of the Option Purchase Price or the Option Share Repurchase Price that Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Holder, a new

Agreement evidencing the right of the Holder to purchase that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock for which the surrendered Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion thereof theretofore delivered to the Holder and the denominator of which is the Option Repurchase Price, or (B) to the Owner, a certificate for the Option Shares it is then so prohibited from repurchasing. If an Exercise Termination Event shall have occurred prior to the date of the notice by Issuer described in the first sentence of this subsection
(c), or shall be scheduled to occur at any time before the expiration of a period ending on the thirtieth day after such date, the Holder shall nonetheless have the right to exercise the Option until the expiration of such 30-day period.

          8. (a) In the event that prior to an Exercise Termination Event, Issuer shall enter into an agreement (i) to consolidate with or merge into any person, other than Grantee or a Grantee Subsidiary, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or a Grantee Subsidiary, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its or any Significant Subsidiary's assets or deposits to any person, other than Grantee or a Grantee Subsidiary, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of the Holder, of either (x) the Acquiring Corporation (as hereinafter defined) or
(y) any person that controls the Acquiring Corporation.

               (b)  The following terms have the meanings indicated:

                    (i) "Acquiring Corporation" shall mean (i) the continuing or surviving corporation of a consolidation or merger with Issuer (if other than Issuer), (ii) Issuer in a merger in which Issuer is the continuing or surviving person, and (iii) the transferee of all or substantially all of Issuer's assets or deposits (or the assets or deposits of a Significant Subsidiary of Issuer).

                    (ii) "Substitute Common Stock" shall mean the common stock issued by the issuer of the Substitute Option upon exercise of the Substitute Option.

                    (iii) "Assigned Value" shall mean the market/offer price, as defined in Section 7.

                    (iv) "Average Price" shall mean the average closing price of a share of the Substitute Common Stock for one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of Substitute Common Stock on the day preceding such consolidation, merger or sale; provided that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the person merging into Issuer or by any company which controls or is controlled by such person, as the Holder may elect.

               (c) The Substitute Option shall have the same terms as the Option, provided, that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to the Holder. The issuer of the Substitute Option shall also enter into an agreement with the then Holder or Holders of the Substitute Option in substantially the same form as this Agreement (after giving effect for such purpose to the provisions of Section 9), which agreement shall be applicable to the Substitute Option.

                (d) The Substitute Option shall be exercisable for such number of shares of Substitute Common Stock as is equal to the Assigned Value multiplied by the number of shares of Common Stock for which the Option is then exercisable, divided by the Average Price. The exercise price of the Substitute Option per share of Substitute Common Stock shall then be equal to the Option Price multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock for which the Option is then exercisable and the denominator of which shall be the number of shares of Substitute Common Stock for which the Substitute Option is exercisable.

                    (e) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise but for this clause (e), the issuer of the Substitute Option (the "Substitute Option Issuer") shall make a cash payment to Holder equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause (e) over (ii) the value of the Substitute Option after giving effect to the limitation in this clause (e). This difference in value shall be determined by a nationally recognized investment banking firm selected by the Holder.

                    (f) Issuer shall not enter into any transaction described in subsection (a) of this Section 8 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder.

          9. (a) At the request of the holder of the Substitute Option (the "Substitute Option Holder"), the issuer of the Substitute Option (the "Substitute Option Issuer") shall repurchase the Substitute Option from the Substitute Option Holder at a price (the "Substitute Option Repurchase Price") equal to (x) the amount by which (i) the Highest Closing Price (as hereinafter defined) exceeds (ii) the exercise price of the Substitute Option, multiplied by the number of shares of Substitute Common Stock for which the Substitute Option may then be exercised plus (y) Grantee's Out-of-Pocket Expenses (to the extent not previously reimbursed), and at the request of the owner (the "Substitute Share Owner") of shares of Substitute Common Stock (the "Substitute Shares"), the Substitute Option Issuer shall repurchase the Substitute Shares at a price (the "Substitute Share Repurchase Price") equal to (x) the Highest Closing Price multiplied by the number of Substitute Shares so designated plus (y) Grantee's Out-of-Pocket Expenses (to the extent not previously reimbursed). The term "Highest Closing Price" shall mean the highest closing price for shares of Substitute Common Stock within the six-month period immediately preceding the date the Substitute Option Holder gives notice of the required repurchase of the Substitute Option or the Substitute Share Owner gives notice of the required repurchase of the Substitute Shares, as applicable.

               (b) The Substitute Option Holder and the Substitute Share Owner, as the case may be, may exercise its respective right to require the Substitute Option Issuer to repurchase the Substitute Option and the Substitute Shares pursuant to this Section 9 by surrendering for such purpose to the Substitute Option Issuer, at its principal office, the agreement for such Substitute Option (or, in the absence of such an agreement, a copy of this Agreement) and certificates for Substitute Shares accompanied by a written notice or notices stating that the Substitute Option Holder or the Substitute Share Owner, as the case may be, elects to require the Substitute Option Issuer to repurchase the Substitute Option and/or the Substitute Shares in accordance with the provisions of this Section 9. As promptly as practicable and in any event within five business days after the surrender of the Substitute Option and/or certificates representing Substitute Shares and the receipt of such notice or notices relating thereto, the Substitute Option Issuer shall deliver or cause to be delivered to the Substitute Option Holder the Substitute Option Repurchase Price and/or to the Substitute Share Owner the Substitute Share Repurchase Price therefor or the portion thereof which the Substitute Option Issuer is not then prohibited under applicable law and regulation from so delivering.

               (c) To the extent that the Substitute Option Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing the Substitute Option and/or the Substitute Shares in part or in full, the Substitute Option Issuer shall immediately so notify the Substitute Option Holder and/or the Substitute Share Owner and thereafter deliver or cause to be delivered, from time to time, to the Substitute Option Holder and/or the Substitute

Share Owner, as appropriate, the portion of the Substitute Share Repurchase Price, respectively, which it is no longer prohibited from delivering, within five business days after the date on which the Substitute Option Issuer is no longer so prohibited; provided, however, that if the Substitute Option Issuer is at any time after delivery of a notice of repurchase pursuant to subsection (b) of this Section 9 prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the Substitute Option Repurchase Price and the Substitute Share Repurchase Price, respectively, in full (and the Substitute Option Issuer shall use its best efforts to receive all required regulatory and legal approvals as promptly as practicable in order to accomplish such repurchase), the Substitute Option Holder or Substitute Share Owner may revoke its notice of repurchase of the Substitute Option or the Substitute Shares either in whole or to the extent of prohibition, whereupon, in the latter case, the Substitute Option Issuer shall promptly (i) deliver to the Substitute Option Holder or Substitute Share Owner, as appropriate, that portion of the Substitute Option Repurchase Price or the Substitute Share Repurchase Price that the Substitute Option Issuer is not prohibited from delivering; and
(ii) deliver, as appropriate, either (A) to the Substitute Option Holder, a new Substitute Option evidencing the right of the Substitute Option Holder to purchase that number of shares of the Substitute Common Stock obtained by multiplying the number of shares of the Substitute Common Stock for which the surrendered Substitute Option was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Substitute Option Repurchase Price less the portion thereof theretofore delivered to the Substitute Option Holder and the denominator of which is the Substitute Option Repurchase Price, or (B) to the Substitute Share Owner, a certificate for the Substitute Option Shares it is then so prohibited from repurchasing. If an Exercise Termination Event shall have occurred prior to the date of the notice by the Substitute Option Issuer described in the first sentence of this subsection (c), or shall be scheduled to occur at any time before the expiration of a period ending on the thirtieth day after such date, the Substitute Option Holder shall nevertheless have the right to exercise the Substitute Option until the expiration of such 30-day period.
         10. The 30-day, 12-month or 18-month periods for exercise of certain rights under Sections 2, 6, 7, 9 and 12 shall be extended: (i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights (for so long as the Holder is using commercially reasonable efforts to obtain such regulatory approvals), and for the expiration of all statutory waiting periods; and (ii) to the extent necessary to avoid liability under Section 16(b) of the 1934 Act by reason of such exercise.

          11.  Issuer hereby represents and warrants to Grantee as follows:

          (a) Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Issuer and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Issuer. This Agreement is the valid and legally binding obligation of Issuer.

          (b) Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant thereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrance and security interests and not subject to any preemptive rights.

          12. Neither of the parties hereto may assign any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that in the event a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event, Grantee, subject to the express provisions hereof, may assign in whole or in part its rights and obligations hereunder within 12 months following such Subsequent Triggering Event (or such later period as provided in Section 10); provided, however, that until the date 30 days following the date on which the Federal Reserve Board and OTS have approved applications by Grantee to acquire the shares of Common Stock subject to the Option, Grantee may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of Issuer, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on Grantee's behalf, or (iv) any other manner approved by the Federal Reserve Board and OTS.

          13. If the Grantee has been paid the termination fee provided for in the Merger Agreement (the "Termination Fee") and at any time receives any Net Realized Cash (as defined below) under this Agreement, then Grantee shall be obligated, as provided in this Section 13, to reimburse such Termination Fee, but only up to the amount of Net Realized Cash received by the Grantee. The term "Net Realized Cash" shall mean: (i) any cash proceeds received on sale or other disposition of Option Shares (or on sale or other disposition of other consideration received in exchange for such Option Shares), net of all related commissions, fees, underwriting discounts, costs and expenses; (ii) any Option Repurchase Price paid pursuant to Section 7 hereof; and (iii) any cash proceeds received in exchange for sale or other disposition of the Option (or upon sale or other disposition of other consideration received in exchange for such Option), net of all related commissions, fees, underwriting discounts, costs and expenses. If the Grantee becomes obligated to reimburse all or any part of the Termination Fee under this Section 13, Grantee shall do so as soon as practicable upon receipt of the Net Realized Cash, by wire transfer of immediately available funds to a bank account designated by Issuer. In no event shall the aggregate amount payable by Grantee under this
Section 13 exceed the lesser of (x) the amount of Termination Fee previously received by Grantee and (y) the amount of Net Realized Cash received by Grantee under this Agreement.

          14. Each of Grantee and Issuer will use its best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including without limitation applying to the Federal Reserve Board under the Bank Holding Company Act and the OTS under the Home Owners Loan Act for approval to acquire the shares issuable hereunder, but Grantee shall not be obligated to apply to state banking authorities for approval to acquire the shares of Common Stock issuable hereunder until such time, if ever, as it deems appropriate to do so.

          15. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief.

          16. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Holder is not permitted to acquire, or Issuer is not permitted to repurchase pursuant to Section 7, the full number of shares of Common Stock provided in Section 1(a) hereof (as adjusted pursuant to Section 1(b) or 5 hereof), it is the express intention of Issuer to allow the Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

          17. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by fax, telecopy, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Merger Agreement.

          18. This Agreement shall be governed by and construed in accordance with the laws of the State of Minnesota, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

          19. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

          20. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

          21. Except as otherwise expressly provided herein or in the Merger Agreement, this Agreement contain the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assignees. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors except as assignees, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

          22. Capitalized terms used in this Agreement and not defined herein shall have the meanings assigned thereto in the Merger Agreement.

          IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all of the date first above written.

                                    METROPOLITAN FINANCIAL
                                     CORPORATION

                                    By Norman M. Jones
                                       -----------------------------------
                                    Its  Chairman of the Board and Chief
                                         ---------------------------------
                                         Executive Officer
                                          --------------------------------

                                    FIRST BANK SYSTEM, INC.


                                    By John F. Grundhofer
                                       -----------------------------------
                                    Its Chairman, President and Chief
                                        ----------------------------------
                                        Executive Officer
                                        ----------------------------------

                     AGREEMENT OF MERGER AND CONSOLIDATION



                                BY AND BETWEEN

                            FIRST BANK SYSTEM, INC.

                                      AND

                      METROPOLITAN FINANCIAL CORPORATION



                            DATED:   JULY 21, 1994

                               TABLE OF CONTENTS

                                                                            Page
                                   ARTICLE 1

MERGER....................................................................   2
     1.1.  Effect of Merger...............................................   2
     1.2.  Effect on Outstanding Shares of MFC Capital Stock..............   2
     1.3.  FBS Common Stock Adjustments...................................   3
     1.4.  Rights of Holders of MFC Capital Stock; Capital Stock of FBS...   4
     1.5.  No Fractional Shares...........................................   4
     1.6.  Procedure for Exchange of Stock................................   5


                                   ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF FBS.....................................   7
     2.1.  Organization and Qualification.................................   7
     2.2.  Authority Relative to this Agreement; Non-Contravention........   7
     2.3.  Validity of FBS Common Stock...................................   8
     2.4.  Capital Stock..................................................   8
     2.5.  1934 Act Reports...............................................   9
     2.6.  No Material Adverse Changes....................................   9
     2.7.  Prospectus/Proxy Statement.....................................  10
     2.8.  Litigation.....................................................  10
     2.9.  Reports and Filings............................................  10
    2.10.  Compliance with Laws...........................................  10
    2.11.  Regulatory Approvals...........................................  10
    2.12.  Disclosure.....................................................  11


                                   ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF MFC.....................................  11
     3.1.  Organization and Qualification.................................  11
     3.2.  Authority Relative to this Agreement; Non-Contravention........  11
     3.3.  Capitalization.................................................  12
     3.4.  1934 Act Reports...............................................  12
     3.5.  Financial Statements...........................................  13
     3.6.  Loans..........................................................  14
     3.7.  Reports and Filings............................................  14
     3.8.  Subsidiaries...................................................  15
     3.9.  Absence of Undisclosed Liabilities.............................  15
    3.10.  No Material Adverse Changes....................................  15
    3.11.  Absence of Certain Developments................................  15
    3.12.  Properties.....................................................  17
    3.13.  Tax Matters....................................................  19



    3.14.  Contracts and Commitments......................................  20
    3.15.  Litigation.....................................................  21
    3.16.  No Brokers or Finders..........................................  21
    3.17.  Employees......................................................  21
    3.18.  Employee Benefit Plans.........................................  22
    3.19.  Insurance......................................................  25
    3.20.  Affiliate Transactions.........................................  25
    3.21.  Compliance with Laws; Permits..................................  25
    3.22.  Administration of Fiduciary Accounts...........................  26
    3.23.  Disclosure.....................................................  26
    3.24.  Prospectus/Proxy Statement.....................................  26
    3.25.  Pooling of Interests...........................................  27
    3.26.  Regulatory Approvals...........................................  27
    3.27.  Interest Rate Risk Management Instruments......................  27


                                   ARTICLE 4




CONDUCT OF BUSINESS PENDING THE MERGER..................................... 27
     4.1.  Conduct of Business............................................. 27



                                   ARTICLE 5



ADDITIONAL COVENANTS AND AGREEMENTS........................................ 30
     5.1.  Filings and Approvals........................................... 30
     5.2.  Certain Loans and Related Matters............................... 31
     5.3.  Monthly Financial Statements.................................... 31
     5.4.  Expenses........................................................ 31
     5.5.  No Negotiations, etc. .......................................... 31
     5.6.  Notification of Certain Matters................................. 32
     5.7.  Access to Information; Confidentiality.......................... 32
     5.8.  Filing of Tax Returns and Adjustments........................... 33
     5.9.  Registration Statement.......................................... 34
    5.10.  Affiliate Letters............................................... 35
    5.11.  Establishment of Accruals....................................... 36
    5.12.  Employee Matters................................................ 36
    5.13.  Pooling of Interests; Tax Treatment............................. 38
    5.14.  Stock Options and Warrants...................................... 39
    5.15.  Indemnification and Insurance................................... 40
    5.16.  Edina Realty Litigation Matters................................. 41
    5.17.  FBS SEC Reports................................................. 42
    5.18.  SEC Reports..................................................... 42
    5.19.  Stock Exchange Listing.......................................... 42
    5.20.  Shareholder Approvals........................................... 42
    5.21.  FBS Board of Directors; Consulting Agreement.................... 42

                                   ARTICLE 6

CONDITIONS................................................................. 43
     6.1.  Conditions to Obligations of Each Party......................... 43
     6.2.  Additional Conditions to Obligation of MFC...................... 45
     6.3.  Additional Conditions to Obligation of FBS...................... 46


                                   ARTICLE 7

TERMINATION, AMENDMENT AND WAIVER.........................................  50
     7.1.  Termination....................................................  50
     7.2.  Effect of Termination..........................................  51
     7.3.  Amendment......................................................  52
     7.4.  Waiver.........................................................  52


                                   ARTICLE 8

GENERAL PROVISIONS........................................................  52
     8.1.  Public Statements..............................................  52
     8.2.  Notices........................................................  52
     8.3.  Interpretation.................................................  53
     8.4.  Severability...................................................  54
     8.5.  Miscellaneous..................................................  54
     8.6.  Survival of Representations, Warranties and Covenants..........  54
     8.7.  Schedules......................................................  54

SIGNATURES................................................................  55


                     AGREEMENT OF MERGER AND CONSOLIDATION

     AGREEMENT OF MERGER AND CONSOLIDATION dated July 21, 1994, by and between FIRST BANK SYSTEM, INC., a Delaware corporation ("FBS"), and METROPOLITAN FINANCIAL CORPORATION, a Delaware corporation ("MFC").

     WHEREAS, the Boards of Directors of FBS and MFC have determined that it is in the best interests of FBS and MFC and their respective shareholders to consummate the merger of MFC with and into FBS as described in Article 1 (the "Merger");

     WHEREAS, as a result of the Merger, all of the outstanding common stock, $0.01 par value, of MFC ("MFC Common Stock") will be converted into common stock, $1.25 par value, of FBS ("FBS Common Stock") and all of the outstanding preferred stock, $0.01 par value, of MFC ("MFC Preferred Stock") will be converted into the right to receive cash, all on the terms and subject to the conditions set forth in this Agreement;

     WHEREAS, (a) MFC (i) owns all of the issued and outstanding capital stock of Metropolitan Federal Bank, fsb (the "Bank") and (ii) owns all of the issued and outstanding capital stock of LMN Management Corp. and Edina Realty, Inc. (collectively, the "Direct Nonbanking Subsidiaries"); (b) the Bank owns, directly or indirectly, all of the issued and outstanding capital stock of the entities listed on Schedule A hereto (collectively, the "Indirect Nonbanking Subsidiaries"); and (c) Edina Realty, Inc. owns all of the issued and outstanding capital stock of the entities listed on Schedule B hereto (collectively, the "Edina Realty Subsidiaries" and together with the Bank, the Direct Nonbanking Subsidiaries and the Indirect Nonbanking Subsidiaries, the "Subsidiaries");

     WHEREAS, as a condition and inducement to FBS's willingness to enter into this Agreement, FBS and MFC are entering into immediately after the execution and delivery hereof a Stock Option Agreement dated as of the date hereof (the "Stock Option Agreement") pursuant to which MFC shall grant to FBS an option to purchase shares of MFC Common Stock; and

     WHEREAS, FBS and MFC desire that the Merger be made on the terms and subject to the conditions set forth in this Agreement and qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

     NOW, THEREFORE, in consideration of the representations, warranties and covenants contained herein, the parties hereto agree as follows:

                                   ARTICLE 1

                                    MERGER

     Subject to the satisfaction or waiver of the conditions set forth in
Article 6, on a date mutually satisfactory to the parties as soon as practicable following receipt of all necessary regulatory approvals of the Board of Governors of the Federal Reserve System ("FRB") and the Office of Thrift Supervision (the "OTS"), MFC will merge with and into FBS. FBS, in its capacity as the corporation surviving the Merger, is sometimes referred to herein as the "Surviving Corporation." The Merger will be effected pursuant to the provisions of, and with the effect provided in, Section 251 of the Delaware General Corporation Law (the "DGCL").

     1.1. Effect of Merger.
          ----------------

     (a) On the Effective Date (as defined in Section 1.1(d)), MFC shall be merged with and into FBS, and the separate existence of MFC shall cease. The Charter (as defined Section 2.2) and Bylaws of FBS, as in effect immediately prior to the Effective Date, shall be the Charter and the Bylaws of the Surviving Corporation until further amended as provided therein and in accordance with law. The directors of FBS immediately prior to the Effective Date will be the directors of the Surviving Corporation until their successors are elected and qualify.

     (b) The Surviving Corporation shall thereupon and thereafter be responsible and liable for all the liabilities, debts, obligations and penalties of each of FBS and MFC.

     (c) The Surviving Corporation shall thereupon and thereafter possess all the rights, privileges, immunities and franchises, of a public as well as of a private nature, of each of FBS and MFC; all property, real, personal and mixed, and all debts due on whatever account, and all and every other interest, of or belonging to or due to each of FBS and MFC, shall be taken and deemed to be transferred to and vested in the Surviving Corporation without further act or deed; and the title to any real estate or any interest therein, vested in FBS and MFC, shall not revert or be in any way impaired by reason of the Merger.

     (d) To effect the Merger, the parties hereto will cause a certificate of merger relating to the Merger to be filed with the Secretary of State of Delaware. The Merger shall be effective upon the filing of such certificate of merger. As used herein, the term "Effective Date" shall mean the date on which the certificate of merger is filed with the Secretary of State of Delaware.

     1.2. Effect on Outstanding Shares of MFC Capital Stock.
          -------------------------------------------------

     To effectuate the Merger and subject to the terms and conditions of this
Agreement:

     (a) each issued and outstanding share of MFC Common Stock (other than shares held as treasury stock of MFC or shares held directly or indirectly by FBS, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted) shall be converted into .6803 shares of FBS Common Stock, and FBS shall issue to holders of MFC Common Stock .6803 shares of FBS Common Stock (the "Exchange Ratio"), subject to adjustment as provided in Section 1.3, in exchange for each such share of MFC Common Stock;

     (b) all outstanding options and warrants to purchase shares of MFC Common Stock shall be exchanged for options and warrants to purchase FBS Common Stock, or shares of FBS Common Stock, as provided in Section 5.14;

     (c) each issued and outstanding share of MFC Preferred Stock (other than shares as to which the holders thereof have asserted and not effectively withdrawn or otherwise lost their appraisal rights pursuant to Section 262 of the DGCL ("Dissenters' Shares")) shall be converted into the right to receive $27.00 in cash, plus any accumulated and unpaid dividends on such shares of MFC Preferred Stock to, but excluding, the Effective Date calculated as set forth in the terms of such MFC Preferred Stock, without interest, from FBS (the "Preferred Consideration"), and FBS shall pay to holders of such MFC Preferred Stock the Preferred Consideration in exchange for each such share of MFC Preferred Stock;

     (d) Dissenters' Shares shall be purchased and paid for in accordance with
Section 262 of the DGCL; and

     (e) each share of MFC Common Stock held as treasury stock of MFC or held directly or indirectly by FBS, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, shall be canceled, retired and cease to exist, and no exchange or payment shall be made with respect thereof.

     1.3. FBS Common Stock Adjustments.
          ----------------------------

     (a) If the average of the closing prices of FBS Common Stock as quoted on the New York Stock Exchange (the "NYSE") for the 20 trading days ending three business days prior to the last date of the meetings of shareholders scheduled to obtain the shareholder approvals referred to in Section 5.20 (the "Average Price") is less than $33.00, then, subject to Section 7.1(e), the Exchange Ratio will be adjusted by multiplying the Exchange Ratio by the quotient of (i) $33.00 divided by (ii) the Average Price.

     (b) If the Average Price is greater than $40.50, then the Exchange Ratio will be adjusted by multiplying the Exchange Ratio by the quotient of (i) $40.50 divided by (ii) the Average Price.

     (c) If, between the date hereof and the Effective Date, shares of FBS Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or if a stock dividend thereon shall be declared with a record date within such period, then the number of shares of FBS Common Stock issued to holders of MFC Common Stock pursuant to this Agreement will be appropriately and proportionately adjusted so that the number of such shares of FBS Common Stock (or such class of shares into which shares of FBS Common Stock have been changed) that will be issued to holders of MFC Common Stock will equal the number of such shares that holders of MFC Common Stock would have received pursuant to such classification, recapitalization, split-up, combination, exchange of shares or readjustment had the record date therefor been immediately following the Effective Date.

     1.4. Rights of Holders of MFC Capital Stock; Capital Stock of FBS.
          ------------------------------------------------------------

     (a) On and after the Effective Date and until surrendered for exchange, each outstanding stock certificate which immediately prior to the Effective Date represented shares of MFC Common Stock shall be deemed for all purposes, except as provided in Section 1.6(c), to evidence ownership of and to represent the number of whole shares of FBS Common Stock into which such shares of MFC Common Stock shall have been converted, and the record holder of such outstanding certificate shall, after the Effective Date, be entitled to vote the shares of FBS Common Stock into which such shares of MFC Common Stock shall have been converted on any matters on which the holders of record of FBS Common Stock, as of any date subsequent to the Effective Date, shall be entitled to vote. In any matters relating to such certificates, FBS may rely conclusively upon the record of shareholders maintained by MFC containing the names and addresses of the holders of record of MFC Common Stock on the Effective Date.

     (b) On and after the Effective Date and until surrendered for exchange, each outstanding stock certificate which immediately prior to the Effective Date represented shares of MFC Preferred Stock (other than Dissenters' Shares) shall be deemed for all purposes to represent the right to receive the Preferred Consideration from FBS. In any matters relating to such certificates, FBS may rely conclusively upon the record of shareholders maintained by MFC containing the names and address of the holders of record of MFC Preferred Stock on the Effective Date.

     (c) On and after the Effective Date, each share of FBS Common Stock issued and outstanding immediately prior to the Effective Date shall remain an issued and existing share of common stock of the Surviving Corporation and shall not be affected by the Merger.

     (d) On and after the Effective Date, FBS shall reserve a sufficient number of authorized but unissued shares of FBS Common Stock for issuance in connection with the conversion of MFC Common Stock into FBS Common Stock as provided herein.

     1.5. No Fractional Shares. No fractional shares of FBS Common Stock, and no certificates representing such fractional shares, shall be issued upon the surrender for exchange of certificates representing MFC Common Stock. In lieu of any fractional share, FBS shall pay to each holder of MFC Common Stock who otherwise would be entitled to receive a fractional share of FBS Common Stock an amount of cash (without interest) determined by multiplying (a) the closing price per share of FBS Common Stock on the Effective Date times (b) the fractional share interest to which such holder would otherwise be entitled.

     1.6. Procedure for Exchange of Stock.
          -------------------------------

     (a) After the Effective Date, holders of certificates theretofore evidencing outstanding shares of MFC Common Stock or MFC Preferred Stock, upon surrender of such certificates to an exchange agent appointed by FBS (the "Exchange Agent"), shall be entitled to receive, (i) in the case of MFC Common Stock, (A) certificates representing the number of whole shares of FBS Common Stock into which shares of MFC Common Stock theretofore represented by the certificates so surrendered shall have been converted as provided in
Section 1.2(a) and (B) cash payments in lieu of fractional shares, if any, as provided in Section 1.5, and (ii) in the case of MFC Preferred Stock, the Preferred Consideration. As soon as practicable after the Effective Date, FBS shall cause the Exchange Agent to mail appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of MFC Common Stock or MFC Preferred Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent) to each holder of MFC Common Stock and MFC Preferred Stock of record as of the Effective Date advising such holder of the effectiveness of the Merger and the procedure for surrendering to the Exchange Agent outstanding certificates formerly evidencing MFC Common Stock in exchange for new certificates for FBS Common Stock and outstanding certificates formerly evidencing MFC Preferred Stock in exchange for the Preferred Consideration. FBS shall not be obligated to deliver the consideration to which any former holder of shares of MFC Common Stock or MFC Preferred Stock is entitled as a result of the Merger until such holder surrenders the certificate or certificates representing such shares for exchange as provided in such transmittal materials and this Section 1.6(a). In addition, certificates surrendered for exchange by any person deemed an "affiliate" of MFC (as defined in Section 5.10), shall not be exchanged for such consideration until FBS has received a written agreement from such person as provided in Section 5.10. Upon surrender, each certificate evidencing MFC Common Stock or MFC Preferred Stock shall be canceled.

     (b) On the Effective Date, FBS shall deposit, or shall cause to be deposited, with the Exchange Agent, for exchange in accordance with this
Section 1.6, certificates representing the shares of FBS Common Stock and the cash in lieu of fractional shares and cash for payment of the Preferred Consideration (such certificates and cash, hereinafter referred to as the "Exchange Fund") to be issued or paid by FBS pursuant to this Article 1 in connection with the Merger.

     (c) Until outstanding certificates formerly representing MFC Common Stock are surrendered as provided in Section 1.6(a), no dividend or distribution payable to holders of record of FBS Common Stock shall be paid to any holder of such outstanding certificates, but upon surrender of such outstanding certificates by such holder there shall be paid to such holder the amount of any dividends or distributions (without interest) theretofore paid with respect to such whole shares of FBS Common Stock, but not paid to such holder, and which dividends or distributions had a record date occurring on or subsequent to the Effective Date.

     (d) After the Effective Date, there shall be no further registration of transfers on the records of MFC of outstanding certificates formerly representing shares of MFC Common Stock or MFC Preferred Stock and, if a certificate formerly representing such shares is presented to MFC or FBS, it shall be forwarded to the Exchange Agent for cancellation and exchange for certificates representing shares of FBS Common Stock or the Preferred Consideration, as applicable, as herein provided.

     (e) All shares of FBS Common Stock and cash for any fractional shares issued and paid upon the surrender for exchange of MFC Common Stock and all Preferred Consideration paid upon the surrender for exchange of MFC Preferred Stock in accordance with the above terms and conditions shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such shares of MFC Common Stock and MFC Preferred Stock, respectively.

     (f) Any portion of the Exchange Fund (including the proceeds of any investments thereof and any FBS Common Stock or any dividends or distributions thereon) that remains unclaimed by the holders of MFC Common Stock or MFC Preferred Stock for six months after the Effective Date shall be repaid to FBS. Any holders of MFC Common Stock or MFC Preferred Stock who have not theretofore complied with this Section 1.6 shall thereafter look only to FBS for payment of their shares of FBS Common Stock, cash in lieu of fractional shares and any unpaid dividends and distributions on the FBS Common Stock deliverable in respect of each share of MFC Common Stock or cash in an amount equal to the Preferred Consideration payable in respect of each share of MFC Preferred Stock, as the case may be, that such holder holds as determined pursuant to this Agreement, in each case, without any interest thereon. If outstanding certificates for shares of MFC Common Stock or MFC Preferred Stock are not surrendered or the payment for them not claimed prior to the date on which such payments would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of FBS (and to the extent not in its possession shall be paid over to it), free and clear of all claims or interest of any person previously entitled to such claims. Notwithstanding the foregoing, none of FBS, the Exchange Agent or any other person shall be liable to any former holder of MFC Common Stock or MFC Preferred Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     (g) In the event any certificate for MFC Common Stock or MFC Preferred Stock shall have been lost, stolen or destroyed, the Exchange Agent shall issue and pay in exchange for such lost, stolen or destroyed certificate, upon the making of an affidavit of that fact by the holder thereof, (i) in the case of MFC Common Stock, such shares of FBS Common Stock and cash for fractional shares, if any, and (ii) in the case of MFC Preferred Stock, such Preferred Consideration, each as may be required pursuant to this Agreement; provided, however, that FBS may, in its discretion and as a condition precedent to the issuance and payment thereof, require the owner of such lost, stolen or destroyed certificate to deliver a bond in such sum as it may direct as indemnity against any claim that may be made against FBS, MFC, the Exchange Agent or any other party with respect to the certificate alleged to have been lost, stolen or destroyed.

     (h) Any Dissenters' Shares shall not be converted into the Preferred Consideration or the right to receive the Preferred Consideration unless and until the holder of such Dissenters' Shares shall have effectively withdrawn or otherwise lost the right to appraisal of and payment for such shares under the DGCL, at which time such shares shall be converted into the Preferred Consideration, and the right to receive the Preferred Consideration, as provided in Section 1.2(c). MFC shall give prompt notice to FBS of any demands received from holders of MFC Preferred Stock for appraisal of and payment for their shares. MFC shall not, except with the prior written consent of FBS, voluntarily make any payment with respect to, or settle or offer to settle, any such demands for appraisal.


                                   ARTICLE 2

                     REPRESENTATIONS AND WARRANTIES OF FBS

     FBS hereby represents and warrants to MFC as follows:

     2.1. Organization and Qualification. FBS is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the requisite corporate power to carry on its business as now conducted. FBS is registered as a bank holding company under Section 1841 et seq. of Title 12, United States Code (the "Bank Holding Company Act"). FBS is licensed or qualified to do business in every jurisdiction in which the nature of its business or its ownership of property requires it to be licensed or qualified, except where the failure to be so licensed or qualified would not have or would not reasonably be expected to have a material adverse effect on the business, operations or financial condition of FBS and its subsidiaries, taken as a whole.

     2.2. Authority Relative to this Agreement; Non-Contravention. FBS has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by FBS and the consummation by FBS of the transactions contemplated hereby have been duly authorized by the Board of Directors of FBS, and, except for approval of this Agreement and the Merger by the shareholders of FBS, no other corporate proceedings on the part of FBS are necessary to authorize this Agreement and such transactions. This Agreement has been duly executed and delivered by FBS and constitutes a valid and binding obligation of FBS, enforceable in accordance with its terms. FBS is not subject to, or obligated under, any provision of (a) its Charter (as hereinafter defined) or Bylaws, (b) any agreement, arrangement or understanding, (c) any license, franchise or permit or (d) subject to obtaining the approvals referred to in the next sentence, any law, regulation, order, judgment or decree, which would be breached or violated, or in respect of which a right of termination or acceleration or any encumbrance on any of its or any of its subsidiaries' assets would be created, by its execution, delivery and performance of this Agreement and the consummation by it of the transactions contemplated hereby, other than any such breaches or violations which will not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of FBS and its subsidiaries, taken as a whole, or the consummation of the transactions contemplated hereby. Other than in connection with obtaining any approvals required by the Bank Holding Company Act, Section 1730a of Title 12, United States Code (the "Savings and Loan Holding Company Act"), the Home Owners Loan Act (the "HOLA"), the Federal Deposit Insurance Act (the "FDIA"), the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "1933 Act"), the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "1934 Act"), rules of the NYSE, state securities or blue sky laws, and the rules and regulations thereunder ("Blue Sky Laws"), rules and regulations of any applicable state insurance regulatory authority ("Applicable Insurance Regulations") and the filing of a certificate of merger with the Secretary of State of Delaware, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of FBS for the consummation by it of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of FBS and its subsidiaries, taken as a whole, or the consummation of the transactions contemplated hereby. As used in this Agreement, the term "Charter" with respect to any corporation or banking association shall mean those instruments that at that time constitute its charter as filed or recorded under the general corporation or other applicable law of the jurisdiction of incorporation or association, including the articles or certificate of incorporation or association, any amendments thereto and any articles or certificate of merger or consolidation.

     2.3. Validity of FBS Common Stock. The shares of FBS Common Stock to be issued pursuant to this Agreement will be, when issued, duly authorized, validly issued, fully paid and nonassessable.

     2.4. Capital Stock. The authorized capital stock of FBS consists of 200,000,000 shares of FBS Common Stock and 10,000,000 shares of preferred stock, par value $1.00 per share (the "FBS Preferred Stock"). As of June 30, 1994,
(a) 116,300,311 shares of FBS Common Stock were issued and outstanding (including 2,144,277 shares of FBS Common Stock, par value $1.25 per share, held in treasury),

10,982,385 shares of FBS Common Stock were reserved for issuance pursuant to FBS's 1987 Stock Option Plan, 1991 Stock Incentive Plan, 1994 Stock Incentive Plan, Restated Employee Stock Purchase Plan and Dividend Reinvestment Plan, the Western Capital Investment Corp. 1984 Stock Option and Incentive Plan and the 1988 Equity Participation Plan and 3,655,684 shares of FBS Common Stock were reserved for issuance upon conversion of FBS's $3.5625 Cumulative Preferred Stock, Series 1991A (the "Series 1991A Preferred"); (b) 2,118,500 shares of Series 1991A Preferred were outstanding; (c) 12,750 shares of Adjustable Rate Cumulative Preferred Stock, Series 1990A were reserved for issuance pursuant to certain periodic stock purchase rights and risk event warrants issued by FBS; and (d) 1,400,000 shares of Series A Junior Participating Preferred Stock were reserved for issuance upon exercise of rights to purchase shares of Junior Participating Preferred Stock of FBS pursuant to the Rights Agreement dated as of December 21, 1988, between FBS and First Chicago Trust Company of New York, as Rights Agent.

     2.5. 1934 Act Reports.
          ----------------

     (a) Prior to the execution of this Agreement, FBS has delivered to MFC complete and accurate copies of (a) FBS's Annual Reports on Form 10-K for the years ended December 31, 1991, 1992 and 1993, as amended (the "FBS 10-K Reports"), as filed under the 1934 Act with the Securities and Exchange Commission (the "SEC"), (b) all FBS proxy statements and annual reports to shareholders used in connection with meetings of FBS shareholders held since January 1, 1992, and (c) FBS's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994 (the "FBS 10-Q Report"), as filed under the 1934 Act with the SEC. As of their respective dates, such documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) complied as to form in all material respects with the applicable laws and rules and regulations of the SEC. Since January 1, 1991, FBS has filed in a timely manner all reports that it was required to file with the SEC pursuant to the 1934 Act.

     (b) The FBS financial statements (including any footnotes thereto) contained in the FBS 10-K Reports and the FBS 10-Q Report were prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved and fairly present the consolidated financial position of FBS and its subsidiaries as of the dates thereof and the consolidated results of operations, changes in shareholders' equity and cash flows for the periods then ended.

     2.6. No Material Adverse Changes. Since March 31, 1994, there has been no material adverse change in, and no event, occurrence or development in the business of FBS or its subsidiaries that, taken together with other events, occurrences and developments with respect to such business, has had or would reasonably be expected to have a material adverse effect on, the business operations or financial condition of FBS and its subsidiaries, taken as a whole, or the ability of FBS to consummate the transactions contemplated hereby.

     2.7. Prospectus/Proxy Statement. At the time the Registration Statement (as defined in Section 5.9(a)) becomes effective and at the time the Prospectus/Proxy Statement (as defined in Section 5.9(a)) is mailed to the shareholders of FBS and MFC for purposes of obtaining the approvals referred to in Section 5.9(a) and at all times subsequent to such mailing up to and including the times of such approvals, the Registration Statement and the Prospectus/Proxy Statement (including any amendments or supplements thereto), with respect to all information set forth therein relating to FBS, the FBS Common Stock, this Agreement, the Merger and all other transactions contemplated hereby, will (a) comply in all material respects with applicable provisions of the 1933 Act and the 1934 Act and (b) not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

     2.8. Litigation. There are no actions, suits, proceedings, orders or investigations pending or, to the best knowledge of FBS threatened, against FBS or any of its subsidiaries which if determined adversely to FBS or its subsidiaries could reasonably be expected to have a material adverse effect on the financial condition, business or operations of FBS and its subsidiaries, taken as a whole, or would have a material adverse effect on the ability of FBS to consummate the transactions contemplated hereby.

     2.9. Reports and Filings. Since January 1, 1991, each of FBS and its subsidiaries has filed each report or other filing it was required to file with any federal or state banking or bank holding company or other regulatory authority having jurisdiction over it (together with all exhibits thereto, the "FBS Regulatory Reports"), except for such reports and filings which the failure to so file would not have a material adverse effect on the business, operations or financial condition of FBS and its subsidiaries, taken as a whole, or the ability of FBS to consummate the transactions contemplated hereby. As of their respective dates or as subsequently amended prior to the date hereof, each of the FBS Regulatory Reports was true and correct in all material respects and complied in all material respects with applicable laws, rules and regulations.

     2.10. Compliance with Laws. Each of FBS and its subsidiaries has complied in all material respects with applicable laws and regulations of foreign, federal, state and local governments and all agencies thereof which affect the business or any owned or leased properties of FBS or any of its subsidiaries and to which FBS or any of its subsidiaries may be subject, except where the failure to so comply would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of FBS and its subsidiaries, taken as a whole, or the ability of FBS to consummate the transactions contemplated hereby.

     2.11. Regulatory Approvals. As of the date hereof, FBS is not aware of any reason that the regulatory approvals specified in Section 5.1 and required to be obtained by FBS would not be obtained.

     2.12. Disclosure. The representations and warranties contained in this Agreement are true and correct in all material respects, and such representations and warranties do not omit any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. There is no fact known to FBS which has not been disclosed to MFC pursuant to this Agreement, the FBS 10-K Reports and the FBS 10-Q Report, all taken together as a whole, which would have or would reasonably be expected to have a material adverse effect on the business, operations or financial condition of FBS and its subsidiaries, taken as a whole, or the ability of FBS to consummate the transactions contemplated hereby.


                                   ARTICLE 3

                     REPRESENTATIONS AND WARRANTIES OF MFC

     MFC hereby represents and warrants to FBS as follows:

     3.1. Organization and Qualification. MFC is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. MFC is registered as a savings and loan holding company under the Savings and Loan Holding Company Act. The Bank is a federally chartered savings bank duly organized, validly existing and in good standing under the laws of the United States and has the requisite corporate power to carry on its business as now conducted. Each of the Subsidiaries (other than the Bank) is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation. The copies of the Charter and Bylaws of each of MFC and the Subsidiaries which have been made available to FBS prior to the date of this Agreement are correct and complete and reflect all amendments made thereto through such date. Each of MFC and the Subsidiaries is licensed or qualified to do business in every jurisdiction in which the nature of its respective business or its ownership of property requires it to be licensed or qualified, except where the failure to be so licensed or qualified would not have or would not reasonably be expected to have a material adverse effect on the business, operations or financial condition of MFC and the Subsidiaries, taken as a whole.

     3.2. Authority Relative to this Agreement; Non-Contravention. MFC has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by MFC and the consummation by MFC of the transactions contemplated hereby have been duly authorized by the Board of Directors of MFC and, except for approval of this Agreement and the Merger by the affirmative vote of the holders of a majority of the outstanding MFC Common Stock, no other corporate proceedings on the part of MFC are necessary to authorize this Agreement and such transactions. This Agreement has been duly executed and delivered by MFC and constitutes a valid and binding obligation of MFC, enforceable in accordance with its terms.

None of MFC or the Subsidiaries is subject to, or obligated under, any provision of (a) its Charter or Bylaws, (b) any agreement, arrangement or understanding, (c) any license, franchise or permit or
(d) subject to obtaining the approvals referred to in the next sentence, any law, regulation, order, judgment or decree, which would be breached or violated, or in respect of which a right of termination or acceleration or any encumbrance on any of its assets would be created, by the execution, delivery or performance of this Agreement, the Stock Option Agreement or the consummation of the transactions contemplated hereby or thereby, other than any such breaches or violations which will not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of MFC and the Subsidiaries, taken as a whole, or the consummation of the transactions contemplated hereby or thereby. Other than in connection with obtaining any approvals required by the Bank Holding Company Act, the Savings and Loan Holding Company Act, the HOLA, the FDIA, the HSR Act, the 1933 Act, the 1934 Act, the rules of the NYSE, Blue Sky Laws, Applicable Insurance Regulations and the filing of a certificate of merger with the Secretary of State of Delaware, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of MFC or any of the Subsidiaries for the consummation by MFC of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of MFC and the Subsidiaries, taken as a whole, or the consummation of the transactions contemplated hereby.

     3.3. Capitalization. The authorized and issued and outstanding capital stock of each of MFC and the Subsidiaries as of the date hereof is correctly set forth on Schedule 3.3. The issued and outstanding shares of capital stock of each of MFC and the Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and have not been issued in violation of any preemptive rights. Except as disclosed on Schedule 3.3 and as permitted in Section 4.1, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments obligating MFC or any Subsidiary to issue, sell, purchase or redeem any shares of its capital stock or securities or obligations of any kind convertible into or exchangeable for any shares of its capital stock or of any of its subsidiaries or affiliates, nor are there any stock appreciation, phantom or similar rights outstanding based upon the book value or any other attribute of any of the capital stock of MFC or any of the Subsidiaries, or the earnings or other attributes of MFC or any of the Subsidiaries. MFC has heretofore delivered to FBS true and correct copies of all such agreements, arrangements (including all stock option plans) or commitments identified on Schedule 3.3.

     3.4. 1934 Act Reports. Prior to the execution of this Agreement, MFC has delivered or made available to FBS complete and accurate copies of (a) MFC's Annual Reports on Form 10-K for the years ended December 31, 1991, 1992 and 1993 (the "MFC 10-K Reports") as filed under the 1934 Act with the SEC, (b) all MFC proxy statements and annual reports to shareholders used in connection with meetings of

MFC shareholders held since January 1, 1992 and (c) MFC's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994 (the "MFC 10-Q Report") as filed under the 1934 Act with the SEC. As of their respective dates, such documents
(i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) complied as to form in all material respects with the applicable laws and rules and regulations of the SEC. Since January 1, 1991, MFC has filed in a timely manner all reports that it was required to file with the SEC pursuant to the 1934 Act.

     3.5. Financial Statements.
          --------------------

     (a) The MFC financial statements (including any footnotes thereto) contained in the MFC 10-K Reports and the MFC 10-Q Report have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved and fairly present the consolidated financial position of MFC and the Subsidiaries as of the dates thereof and the results of operations, changes in shareholders' equity and cash flows for the periods then ended. MFC has furnished FBS with copies of the consolidated balance sheet of MFC as of June 30, 1994 (the "Latest MFC Balance Sheet") and the related statements of income and changes in shareholders' equity for the six months ended June 30, 1994 (the "Related MFC Statements"). The Latest MFC Balance Sheet and the Related MFC Statements have been prepared in accordance with generally accepted accounting principles and fairly present the consolidated financial position of MFC and the Subsidiaries, subject to normal recurring year-end adjustments, as of the date thereof and the results of operations and changes in shareholders' equity for the six-month period then ended.

     (b) MFC has furnished FBS with copies of the balance sheets of the Bank as of December 31, 1991, 1992 and 1993 and as of June 30, 1993 and 1994 and the related statements of income, changes in shareholder's equity and cash flows for the years and six-month periods then ended (except that no statement of cash flows for the six months ended June 30, 1994 have been so furnished), respectively (collectively, together with any footnotes thereto, the "Bank Financial Statements"). The balance sheet of the Bank as of June 30, 1994 are referred to herein as the "Latest Bank Balance Sheet," and the related statements of income and changes in shareholder's equity for the six-month period then ended are referred to herein as the "Related Bank Financial Statements." The Bank Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved and fairly present the financial position of the Bank, subject in the case of the Latest Bank Balance Sheet and the Related Bank Financial Statements to normal recurring year-end adjustments, as of the dates thereof and the results of operations, changes in shareholder's equity and cash flows for the periods then ended.

     (c) MFC has furnished FBS with copies of the balance sheets of each of Edina Realty, Inc., MFC Insurance Corporation and Equity Title Services, Inc.

(collectively, the "Principal Nonbanking Subsidiaries") as of December 31, 1991, 1992 and 1993 and as of June 30, 1993 and 1994 and the related statements of income for the years and six-month periods then ended (except that no statement of cash flows for the six months ended June 30, 1994 have been so furnished), respectively (collectively, together with any footnotes thereto, the "Principal Nonbanking Subsidiaries Financial Statements"). The balance sheets of each of the Principal Nonbanking Subsidiaries as of June 30, 1994 are herein referred to as the "Latest Principal Nonbanking Subsidiaries Balance Sheets," and the related statement of income and changes in shareholder's equity for the six-month period then ended are herein referred to as the "Related Principal Nonbanking Subsidiaries Financial Statements." The Principal Nonbanking Subsidiaries Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved and fairly present the financial position of each of the Principal Nonbanking Subsidiaries covered thereby, subject in the case of the Latest Principal Nonbanking Subsidiaries Balance Sheet and the Related Principal Nonbanking Subsidiaries Financial Statements to normal recurring year-end adjustments, as of the dates thereof and the results of operations, changes in shareholder's equity and cash flows for the periods then ended. The Latest MFC Balance Sheet, the Latest Bank Balance Sheet and the Latest Principal Nonbanking Subsidiaries Balance Sheets are collectively referred to herein as the "Latest Balance Sheets," and the Related MFC Financial Statements, the Related Bank Financial Statements and the Related Principal Nonbanking Subsidiaries Financial Statements are collectively referred to herein as the "Related Statements."

     3.6. Loans.
          -----

     (a) The documentation relating to each loan made by the Bank and relating to all security interests, mortgages and other liens with respect to all collateral for each such loan, taken as a whole, are adequate for the enforcement of the material terms of each such loan and of the related security interests, mortgages and other liens. The terms of each such loan and of the related security interests, mortgages and other liens comply in all material respects with all applicable laws, rules and regulations (including, without limitation, laws, rules and regulations relating to the extension of credit).

     (b) Except as set forth in Schedule 3.6, (i) as of June 30, 1994, there are no loans, leases, other extensions of credit or commitments to extend credit of the Bank that have been or, to MFC's knowledge, should have been classified by the Bank as non-accrual, as restructured, as 90 days past due, as still accruing and doubtful of collection or any comparable classification, (ii) MFC has provided to FBS true, correct and complete in all material respects written information concerning the loan portfolios of the Bank, and (iii) no material information with respect to the loan portfolios of the Bank has been withheld from FBS.

     3.7. Reports and Filings. Since January 1, 1991, each of MFC and the Subsidiaries has filed each report or other filing that it was required to file with any federal or state savings and loan, banking, savings and loan holding company, bank holding company or other applicable regulatory authorities having jurisdiction over it (together with all exhibits thereto, the "MFC Regulatory Reports"). As of their respective dates or as subsequently amended prior to the date hereof, each of the MFC Regulatory Reports was true and correct in all material respects and complied in all material respects with applicable laws, rules and regulations.

     3.8. Subsidiaries. Schedule 3.8 correctly sets forth the jurisdiction of incorporation of each Subsidiary. All of the issued and outstanding shares of capital stock of each Subsidiary are owned by MFC free and clear of any lien, pledge, security interest, encumbrance or charge of any kind, other than encumbrances arising as a result of requisite regulatory approvals for transfer. Except for the stock of the Subsidiaries owned by MFC and as otherwise disclosed on Schedule 3.8, neither MFC nor any of the Subsidiaries owns any stock, partnership interest, joint venture interest or any other security issued by any other corporation, organization or entity, except securities owned by the Bank in the ordinary course of its business.

     3.9. Absence of Undisclosed Liabilities. All of the obligations or liabilities (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due, and regardless of when asserted) arising out of transactions or events heretofore entered into, or any action or inaction, including Taxes (as defined in Section 3.13) with respect to or based upon transactions or events heretofore occurring ("Liabilities"), required to be reflected on the Latest Balance Sheets in accordance with generally accepted accounting principles have been so reflected. MFC and the Subsidiaries have no Liabilities except (a) as reflected on the Latest Balance Sheets,
(b) Liabilities which have arisen after the date of the Latest Balance Sheets in the ordinary course of business and (c) as otherwise disclosed on Schedule 3.9. As of June 30, 1994, there are no agreements or commitments binding the Bank to extend credit, in the amount per "one borrower" (as defined in 12 C.F.R.
(S) 563.93), of $1,000,000 or more, except as set forth on Schedule 3.9.

     3.10. No Material Adverse Changes. Since the date of the Latest Balance Sheets, there has been no material adverse change in, and no event, occurrence or development in the business of MFC or the Subsidiaries that, taken together with other events, occurrences and developments with respect to such business, has had or would reasonably be expected to have a material adverse effect on the business, operations or financial condition of MFC and the Subsidiaries, taken as a whole, or the ability of MFC to consummate the transactions contemplated hereby.

     3.11. Absence of Certain Developments. Except as set forth in the Latest Balance Sheets and the Related Statements or on Schedule 3.11, unless otherwise expressly contemplated or permitted by this Agreement, since May 31, 1994, neither MFC nor any of the Subsidiaries has:

     (a) issued or sold any of its equity securities, securities convertible into or exchangeable for its equity securities, warrants, options or other rights to acquire its equity securities, or any bonds or other securities, except (i) deposit and other bank obligations in the ordinary course of business and (ii) pursuant to the exercise of stock options and warrants issued under, or otherwise pursuant to, the agreements, arrangements or commitments identified on Schedule 3.3;

     (b) redeemed, purchased, acquired or offered to acquire, directly or indirectly, any shares of capital stock of MFC or any of the Subsidiaries or other securities of MFC or any of the Subsidiaries, except pursuant to the exercise of stock options and warrants issued under, or otherwise pursuant to, the agreements, arrangements or commitments identified on Schedule 3.3;

     (c) split, combined or reclassified any outstanding shares of capital stock of MFC or any of the Subsidiaries, or declared, set aside or paid any dividends or other distribution payable in cash, property or otherwise with respect to any shares of capital stock of MFC or any of the Subsidiaries or other securities, except (i) dividends paid in cash by the Subsidiaries which are wholly owned by MFC to MFC, or to another wholly owned Subsidiary of MFC, (ii) the regular quarterly cash dividends paid on the MFC Common Stock in an amount not to exceed $.20 per share and (iii) the regular dividends paid in accordance with the terms of the MFC Preferred Stock;

     (d) borrowed any amount or incurred or become subject to any material liability, except liabilities incurred in the ordinary course of business, but in no event has MFC or any of the Subsidiaries entered into any long-term borrowings with terms of greater than one year, other than (i) as set forth in
Schedule 3.27 and (ii) borrowings for the purpose of interest rate risk management with maturities of less than three years in an aggregate amount not exceeding $150,000,000 and any related derivative transactions, without prior consultation with FBS;

     (e) discharged or satisfied any material lien or encumbrance on the properties or assets of MFC or any of the Subsidiaries or paid any material liability other than in the ordinary course of business, other than reverse repurchase agreements or Federal Home Loan Bank borrowings;

     (f) sold, assigned, transferred, mortgaged, pledged or subjected to any lien or other encumbrance any of its assets with an aggregate market value in excess of $50,000 except (A) in the ordinary course of business, including real estate acquired through foreclosure or deed in lieu of foreclosure ("REO"), (B) liens and encumbrances for current property taxes not yet due and payable and
(C) liens and encumbrances which do not materially affect the value of, or interfere with the past or future use or ability to convey, the property subject thereto or affected thereby;

     (g) canceled any material debts or claims or waived any rights of material value, except in the ordinary course of business or upon payment in full;

     (h) suffered any theft, damage, destruction or loss of or to any property or properties owned or used by it, whether or not covered by insurance, which would, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of MFC and the Subsidiaries, taken as a whole;

     (i) made or granted any bonus or any wage, salary or compensation increase or severance or termination payment to, or promoted, any director, officer, employee, group of employees or consultant, entered into any employment contract or hired any employee with an employee classification above grade "G" (as such classifications have been described by MFC to FBS) other than (A) bonuses, compensation increases, promotions or new hires in the ordinary course and in a manner consistent with past practices as previously disclosed to FBS and (B) bonuses payable on the Effective Date as a result of the Merger under the Change in Control Plans (as defined in Section 5.12(d));

     (j) made or granted any increase in the benefits payable under any employee benefit plan or arrangement, amended or terminated any existing employee benefit plan or arrangement or adopted any new employee benefit plan or arrangement (except as required by law and, with respect to any such action taken prior to the date hereof, disclosed on Schedule 3.11);

     (k) made any single or group of related capital expenditures or commitment therefor in excess of $50,000 or entered into any lease or group of related leases with the same party which involves aggregate lease payments payable of more than $100,000 for any individual lease or involves more than $100,000 for any group of related leases in the aggregate;

     (l) acquired (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership, joint venture or other business organization or division or material assets thereof, or assets or deposits that are material to MFC, except in exchange for debt previously contracted, including REO;

     (m) taken any other action or entered into any other transaction other than in the ordinary course of business; or

     (n) agreed to do any of the foregoing.

     3.12.     Properties.
               ----------

     (a) Each of MFC and the Subsidiaries owns good and marketable title to all of the real property and all of the personal property, fixtures, furniture and equipment reflected on the Latest Balance Sheets or acquired since the date thereof (other than real property reflected on the Latest Balance Sheets as REO), free and clear of all liens and encumbrances, except for (i) mortgages on real property set forth on Schedule 3.12(a), (ii) encumbrances which do not materially affect the value of, or interfere with the past or future use or ability to convey, the property subject thereto or affected thereby, (iii) liens for current taxes and special assessments not yet due and payable, (iv) leasehold estates with respect to multi-tenant buildings owned by MFC or any of the Subsidiaries, which leases are identified on Schedule 3.12(a), and (v) property disposed of since the date of the Latest Balance Sheets in the ordinary course of business.

     (b) Schedule 3.12(b) correctly sets forth a brief description, including the term, of each lease for real or personal property to which MFC or any of the Subsidiaries is a party as lessee with respect to (i) each individual lease which involves a remaining aggregate balance of lease payments payable of more than $100,000 or any group of related leases which involves a remaining aggregate balance of lease payments payable of more than $100,000, (ii) each lease which is a "material contract" within the meaning of Item 601(b)(10) of Regulation S-K promulgated by the SEC or (iii) each lease which was not entered into in the ordinary course of business. MFC has delivered or made available to FBS complete and accurate copies of each of the leases described on Schedules 3.12(a) and 3.12(b), and none of such leases has been modified in any material respect, except to the extent that such modifications are disclosed by the copies delivered to FBS. The leases described on Schedules 3.12(a) and 3.12(b) are in full force and effect. MFC or one of the Subsidiaries (if lessee under such lease) has a valid and existing leasehold interest under each lease described on Schedule 3.12(b) for the term set forth therein. With respect to the leases described on Schedule 3.12(b), neither MFC nor any of the Subsidiaries is in default, nor, to the best knowledge of MFC and the Subsidiaries, are any of the other parties to any of such leases in default, and, to the best knowledge of MFC and the Subsidiaries, no circumstances (not in the control of MFC and the Subsidiaries) exist which could result in such a default under any of such leases. To the best knowledge of MFC and the Subsidiaries, there has been no cancellation, breach or anticipated breach by any other party to any lease described on Schedule 3.12(a) or 3.12(b). The rent rolls set forth on Schedules 3.12(a) and 3.12(b) are true and complete in all material respects and describe all occupancies and the material terms of each occupancy.

     (c) Except as set forth in Schedule 3.12(c), all of the buildings, fixtures, furniture and equipment necessary for the conduct of the business of MFC and each of the Subsidiaries are in good condition and repair, ordinary wear and tear excepted, and are usable in the ordinary course of business. Each of MFC and the Subsidiaries owns, or leases under valid leases, all buildings, fixtures, furniture, personal property, land improvements and equipment necessary for the conduct of its business as it is presently being conducted.

     (d) Except as set forth in Schedules 3.12(d) and 3.12(e), neither MFC nor any of the Subsidiaries nor any of the buildings owned or leased by MFC or any of the Subsidiaries is in violation of any applicable zoning ordinance or other law, regulation or requirement relating to the operation of any properties used in the operation of its business, including, without limitation, applicable environmental protection laws and regulations, which violations would, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of MFC and the Subsidiaries taken as a whole; and neither MFC nor any of the Subsidiaries has received any notice of any such violation, or of the existence of any condemnation proceeding with respect to any properties owned or leased by MFC or any of the Subsidiaries. Except as set forth in Schedule 3.12(d), no hazardous substances, hazardous wastes, pollutants or contaminants have been deposited or disposed of in, on or under MFC's or any of the Subsidiaries' owned or leased properties (including properties owned, managed or controlled by the Bank in connection with its lending or fiduciary operations) during the period in which MFC or any of the Subsidiaries has owned, occupied, managed, controlled or operated such properties, except to the extent not material to the business, operations or financial conditions of MFC and the Subsidiaries, taken as a whole. To the best knowledge of MFC and the Subsidiaries, no prior owners, occupants or operators of all or any part of MFC's or any of the Subsidiaries' owned or leased properties (including properties owned, managed or controlled by the Bank in connection with its lending or fiduciary operations) ever used such properties as a dump or gasoline service station, or deposited, disposed of or allowed to be deposited or disposed of in, on or under such properties any hazardous substances, hazardous wastes, pollutants or contaminants, except to the extent not material to the business, operations or financial conditions of MFC and the Subsidiaries, taken as a whole. No asbestos or any material amount of ureaformaldehyde materials exists in or on any of MFC's or the Subsidiaries' owned or leased properties (including properties owned, managed or controlled by the Bank in connection with its lending or fiduciary operations), and no electrical transformers or capacitors, other than those owned by public utility companies, on such properties contain any PCBs. The representations contained in this Section 3.12(d) are not applicable to properties securing loans made by the Bank where the loans were made in the ordinary course of business and are fully performing in accordance with their terms.

     (e) Except as set forth in Schedule 3.12(e), there are no aboveground or underground tanks (excluding hot water storage or propane tanks) located under, in or about, nor, to the best knowledge of MFC and the Subsidiaries, have there ever been any such tanks located under, in or about, any of MFC's or any of the Subsidiaries' owned or leased properties (including properties owned, managed or controlled by the Bank in connection with its lending or fiduciary operations).

     3.13. Tax Matters. Each of MFC, the Subsidiaries and all members of any consolidated, affiliated, combined or unitary group of which MFC or any of the Subsidiaries is a member have filed or will file all Tax (as hereinafter defined) and Tax information returns or reports required to be filed (taking into account permissible extensions) by them on or prior to the Effective Date, and have paid (or have accrued or will accrue, prior to the Effective Date, amounts for the payment of) all Taxes relating to the time periods covered by such returns and reports. The accrued taxes payable accounts for Taxes and provision for deferred income taxes, specifically identified as such, on the Latest Balance Sheets are sufficient for the payment of all unpaid Taxes of MFC and the Subsidiaries accrued for or applicable to all periods ended on or prior to the date of the Latest Balance Sheet or which may subsequently be determined to be owing with respect to any such period. Except as disclosed on Schedule 3.13, neither MFC nor any of the Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to an assessment or deficiency for Taxes. Each of MFC and the Subsidiaries has paid or will pay in a timely manner and as required by law all Taxes due and payable by it or which it is obligated to withhold from amounts owing to any employee or third party. All Taxes which will be due and payable, whether now or hereafter, for any period ending on, prior to or including the Effective Date shall have been paid by or on behalf of MFC and the Subsidiaries or shall be reflected on the books of MFC and the Subsidiaries as an accrued Tax liability determined in a manner which is consistent with past practices and the Latest Balance Sheets. No Tax returns of MFC or the Subsidiaries have been audited by any governmental authority other than as disclosed on Schedule 3.13; and, except as set forth on Schedule 3.13, there are no unresolved questions, claims or disputes asserted by any relevant taxing authority concerning the liability for Taxes of MFC or any of the Subsidiaries. Neither MFC nor any of the Subsidiaries has made an election under Section 341(f) of the Code for any taxable years not yet closed for statute of limitations purposes. No demand or claim has been made against MFC or any of the Subsidiaries with respect to any Taxes arising out of membership or participation in any consolidated, affiliated, combined or unitary group of which MFC or any of its Subsidiaries was at any time a member. For purposes of this Agreement, the term "Tax" shall mean any federal, state, local or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, property or windfall profits tax, environmental tax, customs duty, capital stock, franchise, employees' income withholding, foreign or domestic withholding, social security, unemployment, disability, workers' compensation, employment-related insurance, real property, personal property, sales, use, transfer, value added, alternative or add-on minimum or other tax, fee, assessment or charge of any kind whatsoever, including any interest, penalties or additions to, or additional amounts in respect of the foregoing, for each of MFC, the Subsidiaries and all members of any consolidated, affiliated, combined or unitary group of which MFC or any of the Subsidiaries is a member.

     3.14. Contracts and Commitments.
           -------------------------

     (a) Except as set forth on Schedule 3.14, neither MFC nor any of the Subsidiaries (i) is a party to any collective bargaining agreement or contract with any labor union, (ii) is a party to any written or oral contract for the employment of any officer, individual employee or other person on a full-time or consulting basis, or relating to severance pay for any such person, (iii) is a party to any written or oral agreement or understanding to repurchase assets previously sold (or to indemnify or otherwise compensate the purchaser in respect of such assets), except for securities sold under a repurchase agreement providing for a repurchase date 30 days or less after the purchase date, (iv) is a party to any (A) contract or group of related contracts with the same party for the purchase or sale of products or services, under which the undelivered balance of such products and services has a purchase price in excess of $100,000 for any individual contract or $100,000 for any group of related contracts in the aggregate, (B) other contract which is a "material contract" within the meaning of Item 601(b)(10) of Regulation S-K promulgated by the SEC, or (C) other agreement which is not entered into in the ordinary course of business and which is not disclosed on Schedules 3.12(a) or 3.12(b), or (v) has any commitments for capital expenditures in excess of $50,000.

     (b) Except as disclosed on Schedule 3.14, (i) to the best knowledge of MFC and the Subsidiaries, since the date of the Latest Balance Sheets, no customer has indicated that it will stop or decrease the rate of business done with MFC or any of the Subsidiaries (except for changes in the ordinary course of such business) that would, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of MFC and the Subsidiaries, taken as a whole; (ii) each of MFC and the Subsidiaries have performed all obligations required to be performed by it prior to the date hereof in connection with the contracts or commitments set forth on
Schedule 3.14, and none of MFC or any of the Subsidiaries is in receipt of any claim of default under any contract or commitment set forth on Schedule 3.14, except for any failures to perform, breaches or defaults which would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of MFC and the Subsidiaries taken as a whole; (iii) none of MFC or any of the Subsidiaries has any present expectation or intention of not fully performing any material obligation pursuant to any contract or commitment set forth on Schedule 3.14; and (iv) to the best knowledge of MFC and the Subsidiaries, there has been no cancellation, breach or anticipated breach by any other party to any contract or commitment set forth on Schedule 3.14, except for any cancellation, breach or anticipated breach which would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of MFC and the Subsidiaries, taken as a whole.

     3.15. Litigation. Except as set forth on Schedule 3.15, there are no actions, suits, proceedings, orders or investigations pending or, to the best knowledge of MFC and the Subsidiaries, threatened against MFC or any of the Subsidiaries, at law or in equity, or before or by any federal, state or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, except for such actions, suits, proceedings, orders or investigations which are not reasonably likely to result in losses or expenses in excess of $50,000. Except as set forth on Schedule 3.15, none of the matters set forth on such Schedule, individually or in the aggregate, will have or could reasonably be expected to have a material adverse effect on the business, operations or financial condition of MFC and the Subsidiaries, taken as a whole.

     3.16. No Brokers or Finders. Except as disclosed on Schedule 3.16, there are no claims for brokerage commissions, finders' fees, investment advisory fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement, understanding, commitment or agreement made by or on behalf of MFC or any of the Subsidiaries.

     3.17. Employees. Except as set forth on Schedule 3.17, none of MFC's Chairman, Chief Administrative Officer, Chief Financial Officer or Senior Vice President, Human Resources, has any knowledge (without inquiry) of the announced or anticipated resignation of (i) any officer of MFC or any of the Subsidiaries or (ii) other employees at a rate substantially higher than the historical resignation rate for such employees of MFC or the Subsidiaries. Except as set forth on Schedule 3.17, MFC and each of the Subsidiaries has complied with all laws relating to the employment of labor, including provisions thereof relating to wages, hours, equal opportunity, collective bargaining, non-discrimination and the payment of social security and other taxes, except where failure to so comply would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of MFC and the Subsidiaries, taken as a whole.

     3.18. Employee Benefit Plans.
           ----------------------

     (a) Definitions. For the purposes of this Section 3.18, unless the context clearly requires otherwise, the term "Plan" or "Plans" includes all employee benefit plans as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and all other benefit arrangements (including, without limitation, any employment agreement or any program, agreement, policy or commitment providing for insurance coverage of employees, workers' compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits, life, health, disability or accidental benefits) applicable to the employees of MFC or any of the Subsidiaries, to which MFC or any of the Subsidiaries contribute, or which MFC or any of the Subsidiaries have committed to implement for their employees prior to the date of this Agreement. Unless the context clearly requires otherwise, "Plan" or "Plans" shall also include any similar program or arrangement maintained by any organization affiliated by ownership with MFC or any of the Subsidiaries for which MFC or any of the Subsidiaries are or could be completely or partially liable for the funding or the administration either as a matter of law or by agreement but excluding customers of the trust departments of affiliates of MFC where there is no ownership affiliation between such customers and MFC.

     (b) Except as disclosed on Schedule 3.18:

          (i) Full Disclosure of All Plans. With respect to all employees and former employees of MFC and the Subsidiaries (and all dependents and beneficiaries of such employees and former employees):

              (A) Neither MFC nor any of the Subsidiaries maintain or contribute to any nonqualified deferred compensation or retirement plans, contracts or arrangements;

              (B) Neither MFC nor any of the Subsidiaries maintain or contribute to any qualified defined contribution plans (as defined in Section 3(34) of ERISA or Section 414(i) of the Code);

              (C) Neither MFC nor any of the Subsidiaries maintain or contribute to any qualified defined benefit plans (as defined in Section 3(35) of ERISA or Section 414(j) of the Code) ("Defined Benefit Plans"); and

               (D) Neither MFC nor any of the Subsidiaries maintain or contribute to any employee welfare benefit plans (as defined in Section 3(1) of ERISA).

          (ii) Funding. With respect to the Plans, (A) all required contributions which are due have either been made or properly accrued and
     (B) neither MFC nor any of the Subsidiaries is liable for any "accumulated funding deficiency" as that term is defined in Section 412 of the Code or any penalty or excise tax in connection therewith.

          (iii) Plan Documents. With respect to all Plans sponsored or administered by MFC or any Subsidiary and with respect to any other Plan if available to MFC or any Subsidiary, MFC has furnished FBS with true and complete copies of (A) the most recent determination letter, if any, received by MFC or any of the Subsidiaries from the Internal Revenue Service regarding each qualified Plan, (B) the Form 5500 and all Schedules and accompanying financial statements, if any, for each Plan for which such form is required to be filed for the three most recent fiscal Plan years,
     (C) the most recently prepared actuarial valuation report, if any, for each Plan, and (D) copies of the current Plan documents, trust agreements, insurance contracts and all related contracts and documents (including any material employee communications) with respect to each Plan.

          (iv) Defined Benefit Plans. Neither MFC nor any of the Subsidiaries nor any affiliate of MFC or any of the Subsidiaries maintains or has maintained any Defined Benefit Plans for which MFC, any of the Subsidiaries or FBS have or will have any liability or, which if terminated, could result in any liability to MFC, the Subsidiaries or FBS under Title IV of ERISA. There are no unfunded vested liabilities (determined using the assumptions used by the Plan for funding and without regard to future salary increases) with respect to Defined Benefit Plans sponsored by MFC or any Subsidiary. There have been no reportable events under Section 4043 of ERISA (with respect to which the 30-day notice requirement has not been waived by regulation) with respect to any Defined Benefit Plan maintained by MFC or any of the Subsidiaries. No Defined Benefit Plan has been terminated that will result in a material liability by MFC or any of the Subsidiaries to the Pension Benefit Guaranty Corporation.

          (v) Multiemployer Plans. Neither MFC nor any of the Subsidiaries has any actual or potential liabilities under Sections 4201 or 4205 of ERISA for any complete or partial withdrawal from any multiemployer plan.

          (vi) Fiduciary Breach; Claims. Neither MFC nor any of the Subsidiaries nor any of its directors, officers, employees or other "fiduciaries" (as such term is defined in Section 3(21) of ERISA) has committed any breach of fiduciary duty imposed by ERISA or any other applicable law with respect to the Plans which would subject MFC or any of the Subsidiaries, directly or indirectly, to any liability under ERISA or any applicable law. There are no actions, suits or claims pending against MFC or any Subsidiary relating to benefits other than routine, uncontested claims for benefits.

          (vii) Prohibited Transaction. Neither MFC nor any of the Subsidiaries nor any officer, director, employee, agent or fiduciary of any Plan has incurred any liability for any civil penalty imposed by Section 4975 of the Code or Section 502(i) of ERISA.

          (viii) Material Compliance With Law. All Plans have been consistently administered in accordance with their terms in all material respects. To the extent required either as a matter of law or to obtain the intended tax treatment and tax benefits, all Plans comply in all material respects with the requirements of ERISA and the Code. All Tax information returns or reports and all other required filings, disclosures and contributions have been made with respect to all Plans. No condition exists that limits the right of MFC or any of the Subsidiaries to amend or terminate any such Plan (except as provided in such Plans or limited under ERISA or the Code).

          (ix) VEBA Funding. No Plan is funded in whole or in part through a voluntary employees' beneficiary association exempt from tax under
     Section 501(c)(9) of the Code. The limitations under Sections 419 and 419A of the Code have been computed, all unrelated business income tax returns have been filed and appropriate adjustments have been made on all other Tax returns.

          (x) Retirement and COBRA Benefits. Neither MFC nor any of the Subsidiaries have actual or potential liability under current law for benefits after separation from employment other than (i) benefits under Plans described in clauses (A), (B) or (C) of Section 3.18(b)(i)(ii) health care continuation benefits described in Section 4980B of the Code or Part G of Subtitle B of Title I of ERISA or any comparable provisions under the laws of any state.

          (xi) Collective Bargaining. No Plan is maintained in whole or in part pursuant to collective bargaining.

          (xii) Employee Status. No employee of MFC or any of the Subsidiaries is absent due to (A) a disability that currently entitles the employee to benefits under any long-term disability plan sponsored by MFC or any of the Subsidiaries or (B) military service leave of absence. All employees of MFC or any of the Subsidiaries are "at will" employees.

          (xiii) Parachute Payments. No Plan requires or would result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Section 280G of the Code, and the consummation of the transactions contemplated by this Agreement will not be a factor in causing payments to be made by FBS, MFC or any of the Subsidiaries that are not deductible (in whole or in part) under
     Section 280G of the Code.

     3.19. Insurance. Schedule 3.19 hereto lists each insurance policy maintained by MFC or any of the Subsidiaries with respect to its properties and assets. Prior to the date hereof, MFC has delivered to FBS complete and accurate copies of each of the insurance policies described on Schedule 3.19. All such insurance policies are in full force and effect, and neither MFC nor any of the Subsidiaries is in default with respect to its obligations under any of such insurance policies.

     3.20. Affiliate Transactions. Except as set forth on Schedule 3.20, neither MFC nor any of the Subsidiaries, nor any executive officer or director of MFC or any of the Subsidiaries, nor any member of the immediate family of any such officer or director (which for the purposes hereof shall mean a spouse, minor child or adult child living at the home of any such officer or director), nor any entity which any of such persons "controls" (within the meaning of Regulation O of the FRB), has any loan agreement, note or borrowing arrangement or any other agreement with MFC or any of the Subsidiaries (other than normal employment arrangements) or any interest in any property, real, personal or mixed, tangible or intangible, used in or pertaining to the business of MFC or any of the Subsidiaries.

     3.21. Compliance with Laws; Permits. Each of MFC and the Subsidiaries has complied in all respects with all applicable laws and regulations of foreign, federal, state and local governments and all agencies thereof which affect the business or any owned or leased properties of MFC or any of the Subsidiaries and to which MFC or any of the Subsidiaries may be subject (including, without limitation, the Occupational Safety and Health Act of 1970, the HOLA, the FDIA, the Real Estate Settlement Procedures Act, the Home Mortgage Disclosure Act of 1975, the Fair Housing Act, the Equal Credit Opportunity Act and the Federal Reserve Act, each as amended, and any other state or federal acts (including rules and regulations thereunder) regulating or otherwise affecting employee health and safety or the environment), except where failure to so comply would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of MFC and the Subsidiaries, taken as a whole, or MFC's ability to consummate the transactions contemplated hereby; and no claims have been filed by any such governments or agencies against MFC or any of the Subsidiaries alleging such a violation of any such law or regulation which have not been resolved to the satisfaction of such governments or agencies. Each of MFC and the Subsidiaries holds all of the permits, licenses, certificates and other authorizations of foreign, federal, state and local governmental agencies required for the conduct of its business, except where failure to obtain such authorizations would not, individually or in the aggregate, have a material adverse effect on the business, operations or financial condition of MFC and the Subsidiaries, taken as whole, or the ability of MFC to consummate the transactions contemplated hereby. Except as disclosed in Schedule 3.21, neither MFC nor any of the Subsidiaries is subject to any cease and desist order, written agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory agreement letter from, or has adopted any board resolutions at the request of, federal or state governmental authorities charged with the supervision or regulation of savings banks, banks, savings and loan holding companies or bank holding companies or engaged in the insurance of bank deposits (collectively, the "Bank Regulators"), nor have any of MFC or any of the Subsidiaries been advised by any Bank Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, board resolutions or similar undertaking. Neither MFC nor any Subsidiary is subject to Section 32 of the Federal Deposit Insurance Act.

     3.22. Administration of Fiduciary Accounts. Each Subsidiary has properly administered, in all respects material and which could reasonably be expected to be material to the business, operations or financial condition of MFC and the Subsidiaries, taken as a whole, all accounts for which it acts as a fiduciary, including but not limited to accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state and federal law and regulation and common law. Neither MFC, any Subsidiary, nor any director, officer or employee of MFC or any Subsidiary has committed any breach of trust with respect to any such fiduciary account which is material to or could reasonably be expected to be material to the business, operations or financial condition of MFC and the Subsidiaries, taken as a whole, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect the assets of such fiduciary account in all material respects.

     3.23. Disclosure. The representations and warranties of MFC contained in this Agreement are true and correct in all material respects, and such representations and warranties do not omit any material fact necessary to make the statements contained therein, in light of the circumstances under which they were made, not misleading. There is no fact known to MFC and the Subsidiaries which has not been disclosed to FBS pursuant to this Agreement, the Schedules hereto and the MFC 10-K Reports and the MFC 10-Q Report, all taken together as a whole, which would have or would reasonably be expected to have a material adverse effect on the business, operations or financial condition of MFC and the Subsidiaries, taken as a whole, or the ability of MFC to consummate the transactions contemplated hereby.

     3.24. Prospectus/Proxy Statement. At the time the Prospectus/Proxy Statement is mailed to the shareholders of FBS and MFC in order to obtain approvals referred to in Section 5.9(a) and at all times subsequent to such mailing up to and including the times of such approvals, such Prospectus/Proxy Statement (including any supplements thereto), with respect to all information set forth therein relating to MFC (including the Subsidiaries) and its shareholders, MFC Common Stock, this Agreement, the Merger and all other transactions contemplated hereby, will (a) comply in all material respects with applicable provisions of the 1933 Act and the 1934 Act, and (b) not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they are made, not misleading.

     3.25. Pooling of Interests. Neither MFC nor any of the Subsidiaries has taken or agreed to take any action which would disqualify the Merger as a "pooling of interests" for accounting purposes.

     3.26. Regulatory Approvals. As of the date hereof, MFC is not aware of any reason that the regulatory approvals specified in Section 5.1 would not be obtained.

     3.27.  Interest Rate Risk Management Instruments.
            -----------------------------------------

     (a) Schedule 3.27 sets forth a true, correct and complete list of all interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements to which MFC or any of the Subsidiaries is a party or by which any of their properties or assets may be bound. MFC has delivered or made available to FBS true, correct and complete copies of all such interest rate risk management agreements and arrangements.

     (b) All interest rate swaps, caps, floors and option agreements and other interest rate risk management arrangements to which MFC or any of the Subsidiaries is a party or by which any of their properties or assets may be bound were entered into in the ordinary course of business and, to MFC's knowledge, in accordance with prudent banking practice and applicable rules, regulations and policies of the Bank Regulators and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations enforceable in accordance with their terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect. MFC and each of the Subsidiaries has duly performed in all material respects all of its obligations thereunder to the extent that such obligations to perform have accrued; and to MFC's knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder.


                                   ARTICLE 4

                    CONDUCT OF BUSINESS PENDING THE MERGER

     4.1. Conduct of Business. From the date of this Agreement to the Effective Date, unless FBS shall otherwise agree in writing or as otherwise expressly contemplated or permitted by other provisions of this Agreement, including this Section 4.1:

     (a) the business of MFC and each of the Subsidiaries shall be conducted only in, and neither MFC nor any of the Subsidiaries shall take any action except in, the ordinary course, on an arms-length basis and in accordance, in all material respects, with all applicable laws, rules and regulations and past practices;

     (b) neither MFC nor any of the Subsidiaries shall, directly or indirectly, (i) amend or propose to amend its Charter or Bylaws; (ii) issue or sell any of its equity securities, securities convertible into or exchangeable for its equity securities, warrants, options or other rights to acquire its equity securities, or any bonds or other securities, except (A) deposit and other bank obligations in the ordinary course of business and (B) pursuant to the exercise of the options, warrants, conversion privileges and other rights set forth on Schedule 3.3 on the date of this Agreement; (iii) redeem, purchase, acquire or offer to acquire, directly or indirectly, any shares of capital stock of MFC or any of the Subsidiaries or other securities of MFC or of any of the Subsidiaries, except pursuant to the agreements, arrangements or commitments identified on Schedule 3.3; (iv) split, combine or reclassify any outstanding shares of capital stock of MFC or any of the Subsidiaries, or declare, set aside or pay any dividend or other distribution payable in cash, property or otherwise with respect to shares of capital stock of MFC or any of the Subsidiaries except
(A) dividends paid in cash by the Subsidiaries which are wholly owned by MFC to MFC, or another wholly owned Subsidiary of MFC, (B) the regular quarterly cash dividends paid on the MFC Common Stock in an amount not to exceed $.20 per share, and (C) the regular dividends paid in accordance with the terms of the MFC Preferred Stock; (v) borrow any amount or incur or become subject to any material liability, except liabilities incurred in the ordinary course of business, but in no event will MFC or any of the Subsidiaries enter into any long-term borrowings with a term of greater than one year, other than (i) as set forth on Schedule 3.27 and (ii) borrowings for the purpose of interest rate risk management with maturities of less than three years in an aggregate amount not exceeding $150,000,000 and any related derivative transactions, without prior consultation with FBS; (vi) discharge or satisfy any material lien or encumbrance on the properties or assets of MFC or any of the Subsidiaries or pay any material liability, except in the ordinary course of business, other than reverse repurchase agreements or Federal Home Loan Bank borrowings; (vii) sell, assign, transfer, mortgage, pledge or subject to any lien or other encumberance any of its assets with an aggregate market value in excess of $50,000, except
(x) in the ordinary course of business, including REO, (y) liens and encumbrances for current property taxes not yet due and payable and (z) liens and encumbrances which do not materially affect the value of, or interfere with the past or future use or ability to convey, the property subject thereto or affected thereby; (viii) cancel any material debt or claims or waive any rights of material value, except in the ordinary course of business; (ix) acquire (by merger, exchange, consolidation, acquisition of stock or assets or otherwise) any corporation, partnership, joint venture or other business organization or division or material assets thereof, or assets or deposits that are material to MFC, except in exchange for debt previously contracted, including REO; (x) other than as set forth on Schedule 3.11 on the date of this Agreement, make any single or group of related capital expenditures or commitments therefor in excess of $50,000 or enter into any lease or group of related leases with the same party which involves aggregate lease payments payable of more than $100,000 for any individual lease or involves more than $100,000 for any group of related leases in the aggregate; or (xi) enter into or propose to enter into, or modify or propose to modify, any agreement, arrangement or understanding with respect to any of the matters set forth in this
Section 4.l(b);

     (c) neither MFC nor any of the Subsidiaries shall, directly or indirectly, enter into or modify any employment, severance or similar agreements or arrangements with, or grant any bonuses, wage, salary or compensation increases, or severance or termination pay to, or promote, any director, officer, employee, group of employees or consultant or hire any employee with an employee classification above grade "G" (as such classifications have been described by MFC to FBS), other than (i) bonuses, increases, promotions or new hires in the ordinary course and in a manner consistent with past practices as previously disclosed to FBS, (ii) bonuses payable on the Effective Date as a result of the Merger under the Change in Control Plans and (iii) retention bonuses in an aggregate amount not to exceed $300,000 and as to which the identity of the recipient and amount of each such bonus will be previously agreed upon by FBS and MFC;

     (d) neither MFC nor any of the Subsidiaries shall adopt or amend any bonus, profit sharing, stock option, pension, retirement, deferred compensation, or other employee benefit plan, trust, fund, contract or arrangement for the benefit or welfare of any employees, except as required by law;

     (e) each of MFC and the Subsidiaries shall use reasonable efforts to cause its current insurance policies not to be canceled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies providing coverage substantially equal to the coverage under the canceled, terminated or lapsed policies are in full force and effect;

     (f) neither MFC nor any of the Subsidiaries shall enter into any settlement or similar agreement with respect to, or take any other significant action with respect to the conduct of, any action, suit, proceeding, order or investigation which is set forth on Schedule 3.15 or to which MFC or any of the Subsidiaries becomes a party after the date of this Agreement, without prior consultation with FBS, provided that neither MFC nor any of the Subsidiaries shall take any such action with respect to the litigation matters identified as "Edina Realty Litigation Matters" on Schedule 3.15 (the "Edina Realty Litigation Matters"), without the prior written consent of FBS;

     (g) each of MFC and the Subsidiaries shall use commercially reasonable efforts to preserve intact in all material respects the business organization and the goodwill of each of MFC and the Subsidiaries and to keep available the services of its officers and employees as a group and preserve intact material agreements, and MFC shall confer on a regular and frequent basis with representatives of FBS, as reasonably requested by FBS, to report on operational matters and the general status of ongoing operations;

     (h) neither MFC nor any of the Subsidiaries shall take any action with respect to investment securities held or controlled by any of them inconsistent with past practices, alter its investment portfolio duration policy as heretofore in effect or, without prior consultation with FBS, take any action that would have or could reasonably be expected to have a material effect on the Bank's asset/liability position;

     (i) the Bank shall not make any agreements or commitments binding it to extend credit in the amount per "one borrower" (as previously defined) in excess of $1,000,000 nor will it purchase any portfolio of loans with an aggregate principal balance in excess of $100,000,000 without prior consultation with FBS;

     (j) with respect to properties leased by MFC or any of the Subsidiaries, neither MFC nor any of the Subsidiaries shall renew, exercise an option to extend, cancel or surrender any lease of real property nor allow any such lease to lapse, without prior consultation with FBS (other than leases with remaining terms of six months or less); and

     (k) neither MFC nor any of the Subsidiaries shall agree to do any of the foregoing;

provided, however, that in the event MFC and the Subsidiaries would be prohibited from taking any action by reason of this Section 4.1 without the prior written consent of FBS, such action may nevertheless be taken if MFC or any of the Subsidiaries is expressly required to do so by law or by the OTS and MFC informs FBS of such prohibition or restriction. For purposes of this Agreement, the words "prior consultation" with respect to any action means advance notice of such proposed action and a reasonable opportunity to discuss such action in good faith prior to taking such action.


                                   ARTICLE 5

                      ADDITIONAL COVENANTS AND AGREEMENTS

     5.1. Filings and Approvals. Each party will use all reasonable efforts and will cooperate with the other party in the preparation and filing, as soon as practicable, of all applications or other documents required to obtain regulatory approvals and consents from the FRB and the OTS, filings under the HSR Act and any other applicable regulatory authorities (including any applications with the OTS or the Office of the Comptroller of the Currency deemed by FBS to be necessary to allow it to consolidate the operations of the Bank with the operations of FBS) and provide copies of such applications, filings and related correspondence to the other party. Prior to filing each application, registration statement or other document with the applicable regulatory authority, each party will provide the other party with an opportunity to review and comment on the nonconfidential portions of each such application, registration statement or other document. Each party will use all reasonable efforts and will cooperate with the other parties in taking any other actions necessary to obtain such regulatory or other approvals and consents, including participating in any required hearings or proceedings. Subject to the terms and conditions herein provided, each party will use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement.

     5.2. Certain Loans and Related Matters. MFC will furnish to FBS a complete and accurate list as of the end of each calendar month after May 1994, within 15 business days after the end of each such calendar month, of (a) all of the Bank's periodic internal credit quality reports prepared during such calendar month (which reports will be prepared in a manner consistent with past practices), (b) all loans of the Bank classified as non-accrual, as restructured, as 90 days past due, as still accruing and doubtful of collection or any comparable classification, (c) all REO, including in-substance foreclosures and real estate in judgment, (d) any current repurchase obligations of the Bank with respect to any loans, loan participations or state or municipal obligations or revenue bonds and (e) any standby letters of credit issued by the Bank.

     5.3. Monthly Financial Statements. MFC shall furnish FBS with MFC's and each of the Subsidiaries' balance sheets as of the end of each calendar month after June 1994 and the related statements of income, within 15 business days after the end of each such calendar month. Such financial statements shall be prepared on a basis consistent with the Latest Balance Sheets and the Related Statements and on a consistent basis during the periods involved and shall fairly present the financial positions of MFC and each of the Subsidiaries as of the dates thereof and the results of operations of MFC and each of the Subsidiaries for the periods then ended.

     5.4. Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

     5.5. No Negotiations, etc. MFC will not, and will cause the Subsidiaries and MFC's and the Subsidiaries' respective officers, directors, employees, agents and affiliates, not to, directly or indirectly, solicit, authorize, initiate or encourage submission of, any proposal, offer, tender offer or exchange offer from any person or entity (including any of its or their officers or employees) relating to any liquidation, dissolution, recapitalization, merger, consolidation or acquisition or purchase of all or a material portion of the assets or deposits of, or any equity interest in, MFC or any of the Subsidiaries or other similar transaction or business combination involving MFC or any of the Subsidiaries, or, unless MFC shall have determined, after receipt of a written opinion of counsel to MFC (a copy of which opinion shall be delivered to FBS), that the Board of Directors of MFC has a fiduciary duty to do so, (a) participate in any negotiations in connection with or in furtherance of any of the foregoing or (b) permit any person other than FBS and its representatives to have any access to the facilities of, or furnish to any person other than FBS and its representatives any non-public information with respect to, MFC or any of the Subsidiaries in connection with or in furtherance of any of the foregoing. MFC shall promptly notify FBS if any such proposal or offer, or any inquiry from or contact with any person with respect thereto, is made, and shall promptly provide FBS with such information regarding such proposal, offer, inquiry or contact as FBS may request.

     5.6. Notification of Certain Matters. Each party shall give prompt notice to the other party of (a) the occurrence or failure to occur of any event or the discovery of any information, which occurrence, failure or discovery would be likely to cause any representation or warranty on its part contained in this Agreement to be materially untrue or inaccurate when made at the Effective Date or at any time prior to the Effective Date and (b) any material failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

     5.7. Access to Information; Confidentiality.
          --------------------------------------

     (a) MFC shall permit and shall cause each of the Subsidiaries to permit FBS full access on reasonable notice and at reasonable hours to its properties and shall disclose and make available (together with the right to copy) to FBS and to the internal auditors, loan review officers, employees, attorneys, accountants and other representatives of FBS all books, papers and records relating to the assets, stock, properties, operations, obligations and liabilities of MFC and the Subsidiaries, including, without limitation, all books of account (including, without limitation, the general ledger), tax records, minute books of directors' and shareholders' meetings, organizational documents, bylaws, contracts and agreements, filings with any regulatory authority, accountants' work papers, litigation files (including, without limitation, legal research memoranda), documents relating to assets and title thereto (including, without limitation, abstracts, title insurance policies, surveys, environmental reports, opinions of title and other information relating to the real and personal property), plans affecting employees, securities transfer records and shareholder lists, and any books, papers and records relating to other assets, business activities or prospects in which FBS may have a reasonable interest, including, without limitation, its interest in planning for integration and transition with respect to the business of MFC and the Subsidiaries; provided, however, that the foregoing rights granted to FBS shall, whether or not and regardless of the extent to which the same are exercised, in no way affect the nature or scope of the representations, warranties and covenants of MFC set forth herein. In addition, MFC shall cause each of the Subsidiaries to instruct its officers, employees, counsel and accountants to be available for, and respond to any questions of, such FBS representatives at reasonable hours and with reasonable notice by FBS to such individuals, and to cooperate fully with FBS in planning for the integration of the business of MFC and the Subsidiaries with the business of FBS and its subsidiaries.

     (b) FBS shall permit reasonable access to its properties and shall disclose and make available (together with the right to copy) to MFC and to its representatives FBS's financial books and records, minute books of directors' and shareholders' meetings, organizational documents, bylaws, and filings with any regulatory authority; provided, however, that the foregoing rights granted to MFC shall, whether or not and regardless of the extent to which the same are exercised, in no way affect the nature or scope of the representations, warranties and covenants of FBS set forth herein. In addition, FBS shall instruct its officers, employees, counsel and accountants to be available for, and respond to reasonable questions of, representatives of MFC at reasonable hours and with reasonable notice by MFC to such individuals.

     (c) All information furnished by MFC or FBS pursuant hereto shall be treated as the sole property of the party furnishing the information until the Effective Date, and, if the Effective Date shall not occur, the receiving party shall return to the party which furnished such information, or destroy, all documents or other materials (including copies thereof) containing, reflecting or referring to such information. In addition, the receiving party shall keep confidential all such information and shall not directly or indirectly use such information for any competitive or other commercial purpose. In the event that this Agreement shall terminate, neither party shall disclose, except as required by law or pursuant to the request of an administrative agency or other regulatory body, the basis or reason for such termination, without the consent of the other party. The obligation to keep such information confidential shall not apply to (i) any information which (A) was already in the receiving party's possession prior to the disclosure thereof to the receiving party by the party furnishing the information, (B) was then generally known to the public,
(C) became known to the public through no fault of the receiving party or its representatives or (D) was disclosed to the receiving party by a third party not bound by an obligation of confidentiality or (ii) disclosures required by law, governmental or regulatory authority.

     5.8. Filing of Tax Returns and Adjustments.
          -------------------------------------

     (a) MFC, on behalf of MFC and each of the Subsidiaries, shall file (or cause to be filed) at their own expense, on or prior to the due date, all Tax returns, including all Plan returns and reports, for all Tax periods ending on or before the Effective Date where the due date for such returns or reports (taking into account valid extensions of the respective due dates) falls on or before the Effective Date; provided, however, that neither MFC nor any of the Subsidiaries shall file any such Tax returns, or other returns, elections or information statements with respect to any liabilities for Taxes (other than federal, state or local sales, use, withholding or employment tax returns or statements), or consent to any adjustment or otherwise compromise or settle any matters with respect to Taxes, without prior consultation with FBS; provided, further, that neither MFC nor any of the Subsidiaries shall make any election or take any other discretionary position with respect to Taxes, in a manner inconsistent with past practices, without the prior written approval of FBS, which approval shall not be unreasonably withheld. In the event the granting or withholding of such approval by FBS results in additional Taxes owing for any Tax period ending on or before the Effective Date, liability for such additional Taxes shall not cause any representation of MFC relating to Taxes to be untrue. MFC shall provide FBS with a copy of appropriate workpapers, schedules, drafts and final copies of each federal and state income Tax return or election of MFC and each of the Subsidiaries (including returns of all Plans) at least seven days before filing such return or election and shall reasonably cooperate with any request by FBS in connection therewith.

     (b) FBS, in its sole and absolute discretion, will file (or cause to be filed) all Tax returns of MFC and each of the Subsidiaries due after the Effective Date. After the Effective Date, FBS, in its sole and absolute discretion and to the extent permitted by law, shall have the right to amend, modify or otherwise change all Tax returns of MFC and each of the Subsidiaries for all Tax periods.

     5.9. Registration Statement.
          ----------------------

     (a) For the purposes (i) of holding meetings of the shareholders of FBS and MFC to approve this Agreement and the Merger and (ii) of registering the FBS Common Stock to be issued to holders of MFC Common Stock and of options under the MFC Stock Option Plans (as defined in Section 5.14(a)) in connection with the Merger with the SEC and with applicable state securities authorities, the parties hereto shall cooperate in the preparation of an appropriate registration statement (such registration statement, together with all and any amendments and supplements thereto, being herein referred to as the "Registration Statement"), which shall include a prospectus/joint proxy statement satisfying all applicable requirements of the 1933 Act, the 1934 Act, applicable state securities laws and the rules and regulations thereunder (such prospectus/joint proxy statement, together with any and all amendments or supplements thereto, being herein referred to as the "Prospectus/Proxy Statement").

     (b) FBS shall furnish such information concerning FBS as is necessary in order to cause the Prospectus/Proxy Statement, insofar as it relates to FBS, to be prepared in accordance with Section 5.9(a). FBS agrees promptly to advise MFC if at any time prior to the FBS or MFC shareholders' meetings any information provided by FBS in the Prospectus/Proxy Statement becomes incorrect or incomplete in any material respect, and to provide the information needed to correct such inaccuracy or omission.

     (c) MFC shall furnish FBS with such information concerning MFC and the Subsidiaries as is necessary in order to cause the Prospectus/Proxy Statement, insofar as it relates to MFC and the Subsidiaries, to be prepared in accordance with Section 5.9(a). MFC agrees promptly to advise FBS if at any time prior to the FBS or MFC shareholders' meetings any information provided by MFC in the Prospectus/Proxy Statement becomes incorrect or incomplete in any material respect, and to provide FBS with the information needed to correct such inaccuracy or omission.

     (d) FBS shall promptly file the Registration Statement with the SEC and applicable state securities agencies. FBS shall use reasonable efforts to cause the Registration Statement to become effective under the 1933 Act and applicable state securities laws at the earliest practicable date. MFC authorizes FBS to utilize in the Registration Statement the information concerning MFC and the Subsidiaries provided to FBS for the purpose of inclusion in the Prospectus/Proxy Statement. MFC shall have the right to review and comment on the form of proxy statement included in the Registration Statement. FBS shall advise MFC promptly when the Registration Statement has become effective and of any supplements or amendments thereto, and FBS shall furnish MFC with copies of all such documents. Prior to the Effective Date or the termination of this Agreement, each party shall consult with the other with respect to any material (other than the Prospectus/Proxy Statement) that might constitute a "prospectus" relating to the Merger within the meaning of the 1933 Act.

     (e) FBS shall use reasonable efforts to cause to be delivered to MFC a letter relating to the Registration Statement from Ernst & Young, FBS's independent auditors, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to MFC, in form and substance reasonably satisfactory to MFC and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

     (f) MFC shall use reasonable efforts to cause to be delivered to FBS a letter relating to the Registration Statement from Ernst & Young, MFC's independent auditors, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to FBS, in form and substance reasonably satisfactory to FBS and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

     (g) FBS shall bear (i) the costs of all SEC filing fees with respect to the Registration Statement and the costs of qualifying the shares of FBS Common Stock under state blue sky laws to the extent necessary and (ii) all printing and mailing costs in connection with the preparation and mailing of the Prospectus/Proxy Statement to FBS shareholders. MFC shall bear all printing and mailing costs in connection with the preparation and mailing of the
Prospectus/Proxy Statement to MFC shareholders.   FBS and MFC shall each bear
their own legal and accounting expenses in connection with the Registration Statement.

     5.10. Affiliate Letters. MFC shall use its best efforts to obtain and deliver to FBS at least 31 days prior to the Effective Date a signed representation letter substantially in the form of Exhibit A hereto from each shareholder of MFC who may reasonably be deemed an "affiliate" of MFC within the meaning of such term as used in Rule 145 under the 1933 Act and for purposes of qualifying for pooling of interests accounting treatment for the Merger. FBS may place appropriate legends on the stock certificates of affiliates of MFC.

     5.11. Establishment of Accruals. If requested by FBS prior to March 1, 1995, prior to the public release of financial results for MFC's 1994 fiscal year (or, if earlier, the business day immediately prior to the Effective Date), MFC shall, consistent with generally accepted accounting principles, establish for such fiscal year such additional accruals and reserves as may be necessary to conform MFC's accounting and credit loss reserve practices and methods to those of FBS (as such practices and methods are to be applied to MFC from and after the Effective Date) and reflect FBS's plans with respect to the conduct of MFC's business following the Merger and to provide for the costs and expenses relating to the consummation by MFC of the transactions contemplated by this Agreement; provided, however, that MFC shall not be required to take such action unless (A) FBS certifies in writing that it has no reason to believe that all conditions to FBS's obligation to consummate the transactions contemplated by this Agreement set forth in Article 6 hereof will not be satisfied or waived; and (B) MFC shall have no reasonable basis for believing that all the conditions to MFC's obligation to consummate the transactions contemplated by this Agreement will not be satisfied. In the event that MFC shall not be obligated to establish the additional accruals and reserves referred to in the preceding sentence prior to March 1, 1995, and thereafter FBS shall request that MFC establish such accruals and reserves and the conditions set forth in clauses (A) and (B) of the preceding sentence are satisfied, MFC shall establish such accruals and reserves for a period subsequent to the 1994 fiscal year. Notwithstanding anything to the contrary contained in this Agreement, no accrual or reserve made by MFC or the Bank pursuant to this Section 5.11, or any litigation or regulatory proceeding arising out of any such accrual or reserve, or any other effect on MFC or the Bank resulting from MFC's compliance with this
Section 5.11, shall constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, condition or other provisions of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred.

     5.12. Employee Matters.
           ----------------

     (a) General. Subject to the following agreements, FBS shall have the right to continue, amend or terminate any of the Plans (as defined in Section 3.18) in accordance with the terms thereof and subject to any limitation arising under applicable law. Until FBS shall take such action, however, such Plans shall continue in force for the benefit of present and former employees of MFC or the Subsidiaries who have any present or future entitlement to benefits under any of the Plans ("MFC Employees").

     (b) MFC Plans.
         ---------

          (i) MFC 401(k) Plan. After the Effective Date, FBS will terminate the accrual of benefits under the MFC 401(k) plans listed on
     Schedule 3.18(b)(i)(B) and sponsored by MFC or any Subsidiary not more than two years after the Effective Date and will take such actions as may be necessary to cause the assets and liabilities of the MFC 401(k) plans to be merged with and into the FBS 401(k) plan. As of the Effective Date, FBS shall take such action as may be necessary to amend the MFC 401(k) plans to provide that with respect to MFC Employees who are participants in the MFC 401(k) plans and who are employees of MFC as of the Effective Date, their accounts under such plans as of the Effective Date shall be fully vested as of the Effective Date. Benefits accruing between the Effective Date and the date on which the accrual of benefits is terminated shall be fully and immediately vested as of that time. Distributions shall not be permitted from the MFC 401(k) plans merely because of the discontinuance of accruals or the transfer of assets and liabilities.

          (ii) MFC Directors' Retirement Plan. MFC shall calculate and pay in cash on the Effective Date all amounts reasonably estimated to be owing to any MFC director pursuant to the MFC Directors' Retirement Plan, including any estimated "gross up" payment payable as provided therein. To the extent that any such gross up payment remains payable after the Effective Date, FBS hereby acknowledges that it will promptly pay such amounts in full in accordance with the terms of such plan.

          (iii) Change in Control Plans. Prior to the Effective Date, MFC shall amend the Change in Control Plans as set forth in Exhibit B hereto, and FBS hereby agrees to such amendments. FBS acknowledges that any employment agreement with an executive officer previously disclosed to it does not constitute a "severance plan" for purposes of such plans.

          (iv) MFC Bonus Plans. On or prior to December 31, 1994, MFC shall pay all bonuses accrued in 1994 by MFC Employees under the MFC bonus plans disclosed to FBS.

          (v) MFC Defined Benefit Plan. Not more than two (2) years after the Effective Date, FBS will terminate the accrual of benefits under the MFC qualified defined benefit pension plan and will take such actions as may be necessary to cause the assets and liabilities of the MFC qualified defined benefit pension plan to be merged with and into the FBS Personal Retirement
     Account.   As of the Effective Date, FBS shall take such action as may be necessary to amend the MFC qualified defined benefit pension plan to provide that with respect to MFC Employees who are participants in the MFC qualified defined benefit pension plan and who are employees of MFC as of the Effective Date, their accrued benefits under such plan as of the Effective Date shall be fully vested as of the Effective Date.

     (c)  FBS Plans.
          ---------

          (i) FBS CAP (401(k)) Plan. After the Effective Date, FBS shall take such actions as may be necessary to cause eligible MFC Employees to become qualified to participate in the FBS Capital Accumulation Plan ("CAP") concurrent with the date that FBS causes accruals to cease under the MFC 401(k) plan. All service with MFC and any of the Subsidiaries (whether before or after the Effective Date) shall be recognized under the CAP for eligibility and vesting purposes but shall not be recognized for contribution and allocation purposes. FBS shall take such actions as may be necessary to cause the CAP to accept transfers of assets and liabilities from the MFC 401(k) plan.

          (ii) FBS Defined Benefit Plan. Upon the cessation of accruals under any MFC Defined Benefit Plan, FBS shall take such actions as may be necessary to cause eligible MFC Employees to be qualified to participate in any qualified defined benefit plan generally available at the time to similarly situated employees of FBS or an affiliate of FBS. All service with MFC or any of the Subsidiaries and their predecessors, to such extent taken into account for purposes of the MFC Defined Benefit Plan (whether before or after the Effective Date) shall be recognized under the FBS plan for eligibility and vesting purposes but shall not be required to be recognized for any other purpose.

          (iii) Welfare and Other Benefits. FBS shall use its best efforts to cause any transition by MFC Employees from the welfare and other generally applicable benefit plans and practices of MFC or its affiliates not otherwise expressly dealt with in this Section 5.12 to FBS plans and practices to be effected in a manner that does not result in a significant financial detriment to the MFC Employees other than any such financial detriment as a result of higher premium costs in the FBS plan which are generally applicable to other similarly situated employees of FBS and its affiliates or to the absence of any FBS counterpart for a particular MFC plan or practice.

     (d) Successor Status; Further Assurances. FBS hereby expressly assumes and agrees to perform or cause to be performed all of the obligations of "successors" under the terms of the MFC Broad-Based Change in Control Severance Pay Plan, as amended, the MFC Senior Management Change in Control Severance Pay Plan, as amended, and the MFC Executive Management Change in Control Severance Pay Plan, as amended (the "Change in Control Plans"), and the MFC Directors' Retirement Plan.

     (e) Limitation on Enforcement. This Section 5.12 is an agreement solely between MFC and the Subsidiaries and FBS. Nothing in this Section 5.12, whether express or implied, confers upon any employee of MFC, any of the Subsidiaries or FBS or any other person, any rights or remedies, including, but not limited to:
(i) any right to employment or recall, (ii) any right to continued employment for any specified period, or (iii) any right to claim any particular compensation, benefit or aggregate of benefits, of any kind or nature whatsoever, as a result of this Section 5.12.

     5.13. Pooling of Interests; Tax Treatment. Neither MFC nor any of the Subsidiaries nor FBS shall take any action which would disqualify the Merger as a

"pooling of interests" for accounting purposes or as a "reorganization" that would be tax free to the shareholders of MFC pursuant to Section 368(a) of the Code.

       5.14.     Stock Options and Warrants.
                 --------------------------

       (a) Stock Option Plans. In the event that each option outstanding or to be outstanding on the Effective Date under the MFC 1982 Stock Option and Incentive Plan, the MFC 1990 Stock Option Plan, the MFC 1993 Non-Employee Director Stock Option Plan and the MFC 1993 Stock Incentive Plan (collectively, the "MFC Stock Option Plans") is converted into a right to receive in lieu of all other rights under such option (and each such option thereafter is terminated and canceled), shares of FBS Common Stock with a value as of the Effective Date equal to the "fair value" of such option as determined by an independent third party expert to be mutually selected by FBS and MFC, FBS will, as of the Effective Date, issue in respect of such option shares of FBS Common Stock having an Average Price equal to such "fair value." In the event that each such option is not so converted, then, at the Effective Date, such option shall be assumed by FBS and shall thereafter be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such option, the same number of shares of FBS Common Stock as the holder of such option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Date, at a price per share equal to (x) the aggregate exercise price for the shares of MFC Common Stock otherwise purchasable pursuant to such option divided by (y) the number of full shares of FBS Common Stock deemed purchasable pursuant to such option; provided, however, that in the case of any option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code ("incentive stock options"), the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such options shall be determined in order to comply with Section 424(a) of the
Code.   In addition, MFC will use its best efforts to cause all of the options outstanding and vested under the MFC Stock Option Plans as of December 31, 1994 to be exercised in full on or prior to such date.

     (b) Employee Stock Purchase Plans. At the Effective Date, each outstanding option issued pursuant to the MFC Employee Stock Purchase Plan or the Edina Realty Sales Associate Stock Purchase Plan shall be deemed to constitute an option to acquire FBS Common Stock on the same terms and conditions as theretofore applicable, except that the exercise price per share and the number of shares of stock for which such option is exercisable shall be adjusted as appropriate in light of the Merger and the Exchange Ratio in order to prevent any diminution of the value of such options or the rights of the participants.

     (c) MFC Warrants. On the Effective Date, FBS shall execute a supplemental warrant agreement to the Warrant Agreement dated as of November 20, 1990 (the "MFC Warrant Agreement") between MFC and American Stock Transfer and Trust Company, as Warrant Agent, as provided in Section 10(I) of the Warrant Agreement, and all outstanding warrants of MFC (the "MFC Warrants") issued pursuant to such Warrant Agreement shall be assumed by FBS. Each MFC

Warrant shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such MFC Warrant, the same number of shares of FBS Common Stock as the holder of such MFC Warrant would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Date, at a price per share equal to
(x) the aggregate exercise price for the shares of MFC Common Stock otherwise purchasable pursuant to such MFC Warrant divided by (y) the number of full shares of FBS Common Stock deemed purchasable pursuant to such MFC Warrant. FBS shall take all corporate action necessary to reserve for issuance a sufficient number of shares of FBS Common Stock for delivery upon exercise of MFC Warrants assumed by it in accordance with this Section 5.14. FBS shall use its best efforts to register the MFC Warrants and the underlying FBS Common Stock under the 1933 Act as of the Effective Date and to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such MFC Warrants remain outstanding.

     5.15. Indemnification and Insurance.
           -----------------------------

     (a) From and after the Effective Date, FBS shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Date, an officer, director or employee of MFC or any of the Subsidiaries (the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including attorney's fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of FBS, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation (a "Claim") in which an Indemnified Party is, or is threatened to be made, a party or a witness based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer or employee of MFC or any of the Subsidiaries if such Claim pertains to any matter or fact arising, existing or occurring prior to the Effective Date (including, without limitation, the Merger and other transactions contemplated by this Agreement), regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Date (the "Indemnified Liabilities") to the full extent permitted under applicable Delaware or federal law as of the date hereof or as amended prior to the Effective Date and under MFC's Charter and Bylaws as in effect on the date hereof (and FBS shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law and under such Charter or Bylaws, upon receipt of any undertaking required by such Charter, Bylaws or applicable law). Any Indemnified Party wishing to claim indemnification under this Section 5.15(a), upon learning of any Claim, shall notify FBS (but the failure so to notify FBS shall not relieve it from any liability which FBS may have under this Section 5.15(a) except to the extent such failure prejudices
FBS) and shall deliver to FBS any undertaking required by such Charter, Bylaws or applicable law. FBS shall use its best efforts to assure, to the extent permitted under applicable law, that all limitations of liability existing in favor of the Indemnified Parties as provided in the MFC Charter and Bylaws, as in effect as of the date hereof, with respect to claims or liabilities arising from facts or events existing or occurring prior to the Effective Date (including, without limitation, the transactions contemplated by this Agreement), shall survive the Merger. The obligations of FBS described in this
Section 5.15(a) shall continue in full force and effect, without any amendment thereto, for a period of not less than five years from the Effective Date; provided, however, that all rights to indemnification in respect of any Claim asserted or made within such period shall continue until the final disposition of such Claim; and provided further that nothing in this Section 5.15(a) shall be deemed to modify applicable Delaware law regarding indemnification of former
officers and directors.   Nothing in this Section 5.15(a) shall affect the
obligations to be assumed in the Merger by FBS to indemnify former directors and officers of MFC or the Bank pursuant to the terms of the indemnification agreements in effect as of the date hereof and as disclosed to FBS in Schedule 3.14.

     (b) From and after the Effective Date, the directors, officers and employees of MFC and the Subsidiaries who become directors, officers or employees of FBS or any of its subsidiaries, except for the indemnification rights set forth in Section 5.15(a), shall have indemnification rights with prospective application only. The prospective indemnification rights shall consist of such rights to which directors, officers and employees of FBS are entitled under the provisions of the Charter or similar governing documents of FBS and its subsidiaries, as in effect from time to time after the Effective Date, as applicable, and provisions of applicable law as in effect from time to time after the Effective Date.

     (c) The obligations of FBS provided under Sections 5.15(a) and 5.15(b) are intended to benefit, and be enforceable against FBS directly by, the Indemnified Parties, and shall be binding on all respective successors of FBS.

     (d) For a period of three years after the Effective Date, FBS shall use its best efforts to provide that portion of directors' and officers' liability insurance that serves to reimburse officers and directors of MFC or any of the Subsidiaries (as opposed to FBS or MFC) with respect to claims against such officers and directors arising from facts or events which occurred before the Effective Date of at least the same coverage and amounts, and containing terms and conditions no less advantageous, as that coverage currently provided by MFC; provided, however, that the annual premiums for such coverage will not exceed 200% of the annual premiums currently paid by MFC for such coverage; provided, further, that officers and directors of MFC or any Subsidiary may be required to make application and provide customary representations and warranties to FBS's insurance carrier for the purpose of obtaining such insurance; and provided, further, that such coverage will have a single aggregate for such three-year period in an amount not less than the annual aggregate of such coverage currently provided by MFC.

     5.16. Edina Realty Litigation Matters. MFC shall provide FBS regular updates on the status of the Edina Realty Litigation Matters, shall notify FBS of any developments with respect to such matters, and shall allow FBS to attend all settlement negotiations or other meetings relating to the settlement or other disposition of such matters.

     5.17. FBS SEC Reports. FBS shall continue to file all reports with the SEC necessary to permit the shareholders of MFC who are "affiliates" of MFC (within the meaning of such term as used in Rule 145 under the 1933 Act) to sell the FBS Common Stock received by them in connection with the Merger pursuant to Rules 144 and 145(d) under the 1933 Act if they would otherwise be so permitted. After the Effective Date, FBS will file with the SEC reports and other materials required by the federal securities laws on a timely basis.

     5.18. SEC Reports. Each of FBS and MFC agree to provide to the other party copies of all reports and other documents filed with the SEC by it between the date hereof and the Effective Date within five days after the date such reports or other documents are filed with the SEC.

     5.19. Stock Exchange Listing. FBS shall use its best efforts to list on the New York Stock Exchange, subject to official notice of issuance, the shares of FBS Common Stock to be issued to the holders of MFC Common Stock in the Merger.

     5.20. Shareholder Approvals. Each of FBS and MFC shall call a meeting of its shareholders for the purpose of voting upon this Agreement and the Merger, and shall schedule such meeting based on consultation with the other party. The Board of Directors of each of FBS and MFC shall recommend approval of this Agreement and the Merger, and use its best efforts (including, without limitation, soliciting proxies for such approvals) to obtain such shareholder approvals, unless the Board of Directors of either party determines, after receipt of a written opinion of counsel to such party (a copy of which shall be delivered to the other party), that recommending such approvals or using its best efforts to obtain such shareholder approvals would be a breach of its fiduciary duties.

     5.21.     FBS Board of Directors; Consulting Agreement.
               --------------------------------------------

     (a) Following the Effective Date, FBS shall use its best efforts to
(i) secure the election of Norman M. Jones to the FBS Board of Directors for a term of at least three years and (ii) appoint Mr. Jones as Chairman of the Board of Directors of the Bank, or its successor following the Merger, for at least three years, subject to any applicable regulatory requirements.

     (b) Prior to the Effective Date, FBS shall enter into a consulting agreement with Mr. Jones, containing customary terms and conditions, engaging Mr. Jones for a three-year period following the Effective Date as an independent consultant to assist FBS in identifying and contacting, on behalf of FBS, potential financial institution acquisition candidates as requested from time to time by FBS.

     (c) FBS shall pay Mr. Jones, for all of the services rendered by Mr. Jones pursuant to this Section 5.21, total compensation equal to $200,000 annually.

     (d) FBS acknowledges that, on the Effective Date, there shall exist a "termination" of Mr. Jones employment with MFC under the terms of the MFC Executive Management Change in Control Severance Pay Plan and FBS shall pay all benefits payable to Mr. Jones pursuant to the terms of such plan upon such termination.


                                   ARTICLE 6

                                  CONDITIONS

     6.1. Conditions to Obligations of Each Party. The respective obligations of each party to effect the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Effective Date of the following conditions:

          (a) Regulatory Approval. Regulatory approval for the consummation of the transactions contemplated hereby shall have been obtained from the FRB, the OTS and any other governmental authority from whom approval is required, the applicable waiting periods, if any, under the HSR Act shall have expired or been terminated, and all other statutory or regulatory waiting periods shall have lapsed. None of such approvals shall contain any conditions or restrictions that FBS reasonably believes will materially restrict or limit the business or activities of FBS, MFC or the Subsidiaries or have a material adverse effect on, or would be reasonably likely to have a material adverse effect on, the business, operations or financial condition of FBS and its subsidiaries, taken as a whole, on the one hand, or MFC and the Subsidiaries, taken as a whole, on the other hand. FBS acknowledges that a requirement to divest control of Edina Realty, Inc. following the Merger would not, in and of itself, constitute a failure of the condition in this Section 6.1(a).

          (b) No Injunction. No injunction or other order entered by a state or federal court of competent jurisdiction shall have been issued and remain in effect which would impair the consummation of the transactions contemplated hereby.

          (c) No Prohibitive Change of Law. There shall have been no law, statute, rule or regulation, domestic or foreign, enacted or promulgated which would materially impair the consummation of the transactions contemplated hereby.

          (d) No Termination. No party hereto shall have terminated this Agreement as permitted herein.

          (e) Registration Statement. The Registration Statement shall have been declared effective and shall not be subject to a stop order of the SEC, and, if the offer and sale of FBS Common Stock in the Merger pursuant to this Agreement is required to be registered under the securities laws of any state, the Registration Statement shall not be subject to a stop order of securities commission in such state.

          (f) Federal Tax Opinion. An opinion of Oppenheimer Wolff & Donnelly shall have been obtained with respect to the Merger, based on customary reliance and subject to customary qualifications, to the effect that for federal income tax purposes:

               (i) The Merger will qualify as a "reorganization" under
          Section 368(a) of the Code;

               (ii) No gain or loss will be recognized by any MFC shareholder (except in connection with the receipt of cash) upon the exchange of MFC Common Stock for FBS Common Stock in the Merger;

               (iii) The basis of the FBS Common Stock received by a MFC shareholder who exchanges MFC Common Stock for FBS Common Stock will be the same as the basis of the MFC Common Stock surrendered in exchange therefor (subject to any adjustments required as the result of receipt of cash in lieu of a fractional share of FBS Common Stock);

               (iv) The holding period of the FBS Common Stock received by a MFC shareholder receiving FBS Common Stock will include the period during which the MFC Common Stock surrendered in exchange therefor was held (provided that the MFC Common Stock of such MFC shareholder was held as a capital asset at the Effective Date); and

               (v) Cash received by a MFC shareholder in lieu of a fractional share interest of FBS Common Stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of FBS Common Stock which he would otherwise be entitled to receive, and will qualify as capital gain or loss (assuming the MFC Common Stock was a capital asset in his hands at the Effective Date).

          Such opinion shall be delivered on and dated as of the Effective Date and on and as of such earlier date as may be required by the SEC in connection with the Registration Statement.

          (g) The FBS Common Stock to be issued to holders of MFC Common Stock in the Merger shall have been approved for listing on the NYSE on official notice of issuance.

     6.2. Additional Conditions to Obligation of MFC. The obligation of MFC to consummate the transactions contemplated hereby in accordance with the terms of this Agreement is also subject to the following conditions:

          (a) Representations and Compliance. The representations and warranties of FBS set forth in Article 2 shall have been true and correct as of the date hereof, and shall be true and correct as of the Effective Date as if made at and as of the Effective Date, except where the failure to be true and correct would not have, or would not reasonably be expected to have, a material adverse effect on the business, operations or financial condition of FBS and its subsidiaries, taken as a whole; and FBS shall in all material respects have performed each obligation and agreement and complied with each covenant to be performed and complied with by it hereunder at or prior to the Effective Date.

          (b) Officer's Certificate. FBS shall have furnished to MFC a certificate of the Vice Chairman and Chief Financial Officer of FBS, dated as of the Effective Date, in which such officer shall certify that he has no reason to believe that the conditions set forth in Section 6.2(a) have not been fulfilled.

          (c) FBS Secretary's Certificate.  FBS shall have furnished to MFC
     (i) copies of the text of the resolutions by which the corporate action on the part of FBS necessary to approve this Agreement and the transactions contemplated hereby were taken, (ii) a certificate dated as of the Effective Date executed on behalf of FBS by its corporate secretary or one of its assistant corporate secretaries certifying to MFC that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded and
     (iii) an incumbency certificate dated as of the Effective Date executed on behalf of FBS by its corporate secretary or one of its assistant corporate secretaries certifying the signature and office of each officer of FBS executing this Agreement or any other agreement, certificate or other instrument executed pursuant hereto.

          (d) Opinion of Counsel to FBS. MFC shall have received an opinion letter dated as of the Effective Date addressed to MFC from Michael J. O'Rourke, Esq., Executive Vice President and General Counsel of FBS, based on customary reliance and subject to customary qualifications, to the effect that:

          (i) FBS is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. FBS is registered as a bank holding company under the Bank Holding Company Act.

          (ii) FBS has the corporate power to consummate the transactions on its part contemplated by this Agreement. FBS has taken all requisite corporate action to authorize this Agreement, and this Agreement has been duly executed and delivered by FBS and constitutes the valid and binding obligation of FBS enforceable in accordance with its terms, subject as to the enforcement of remedies to applicable bankruptcy, insolvency, moratorium and other laws affecting the rights of creditors generally and to judicial limitations on the enforcement of the remedy of specific performance.

          (iii) The execution and delivery of this Agreement by FBS and the consummation of the transactions contemplated hereby will not constitute a breach, default or violation under its Charter or Bylaws or, to his knowledge, (A) any agreement, arrangement or understanding to which FBS is a party, (B) any license, franchise or permit or (C) any law, regulation, order, judgment or decree.

          (iv) No authorization, consent or approval of, or filing with, any public body, court or authority is necessary for the consummation by FBS of the transactions contemplated hereby which has not been obtained or made.

          (v) The shares of FBS Common Stock to be issued pursuant to this Agreement will be, when issued, duly authorized, validly issued, fully paid and nonassessable.

          (e) Shareholder Approval. This Agreement and the Merger shall have been approved by the affirmative vote of the holders of the percentage of MFC capital stock required for such approval under the provisions of MFC's Charter and Bylaws, the DGCL and the rules of the NYSE.

          (f) Material Adverse Change. Since the date of this Agreement, there has been no material adverse change in, and no event, occurrence or development in the business of FBS or its subsidiaries that, taken together with other events, occurrences and developments with respect to such business, would have or would reasonably be expected to have a material adverse effect on, the business, operations or financial condition of FBS and its subsidiaries, taken as a whole.

          (g) Fairness Opinion. Prior to mailing the Prospectus/Proxy Statement and immediately prior to the Effective Date, MFC shall have received a written opinion in a form reasonably acceptable to MFC from Dain Bosworth Incorporated (or another investment banking firm reasonably acceptable to MFC) to the effect that the consideration to be delivered in the Merger is fair from a financial point of view to the holders of MFC Common Stock.

     6.3. Additional Conditions to Obligation of FBS. The obligation of FBS to consummate the transactions contemplated hereby in accordance with the terms of this Agreement is also subject to the following conditions:

          (a) Representations and Compliance. The representations and warranties of MFC in this Agreement shall have been true and correct as of the date hereof, and such representations and warranties shall be true and correct as of the Effective Date as if made at and as of the Effective Date, except where the failure to be true and correct would not have, or would not reasonably be expected to have, a material adverse effect on the business, operations or financial condition of MFC and the Subsidiaries taken as a whole; and MFC shall in all material respects have performed each obligation and agreement and complied with each covenant to be performed and complied with by it hereunder at or prior to the Effective Date.

          (b) Officers' Certificate of MFC. MFC shall have furnished to FBS a certificate of the Chief Executive Officer and Chief Financial Officer of MFC, dated as of the Effective Date, in which such officers shall certify that they have no reason to believe that the conditions set forth in
     Section 6.3(a) have not been fulfilled.

          (c) Secretary's Certificates.  MFC shall have furnished to FBS
     (i) copies of the text of the resolutions by which the corporate action on the part of MFC necessary to approve this Agreement and the transactions contemplated hereby were taken, (ii) certificates dated as of the Effective Date executed on behalf of MFC by its corporate secretary or one of its assistant corporate secretaries certifying to FBS that such copies are true, correct and complete copies of such resolutions and that such resolutions were duly adopted and have not been amended or rescinded and
     (iii) an incumbency certificate dated as of the Effective Date executed on behalf of MFC by its corporate secretary or one of its assistant corporate secretaries certifying the signature and office of each officer executing this Agreement or any other agreement, certificate or other instrument executed pursuant hereto.

          (d) Opinion of Counsel to MFC. FBS shall have received an opinion letter dated as of the Effective Date addressed to FBS from Oppenheimer Wolff & Donnelly, counsel to MFC (provided that the opinions contained in subparagraphs (iv), (vi) and (viii) of this Section 6.3(d) may be provided by J. Michael Nilles, Esq., Executive Vice President and General Counsel of
     MFC), based on customary reliance and subject to customary qualifications, to the effect that:

          (i) MFC is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. MFC is registered as a savings and loan holding company under the Savings and Loan Holding Company Act.

          (ii) The Bank is a federally chartered savings bank duly organized, validly existing and in good standing under the laws of the United States.

          (iii) Each of the Principal Nonbanking Subsidiaries (other than the
Bank) is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation.

          (iv) Each of MFC, the Bank and the Principal Nonbanking Subsidiaries has the requisite corporate and other power and authority (including all licenses, permits and authorizations) to own and operate its properties and to carry on its business as now conducted. Each of MFC, the Bank and the Principal Nonbanking Subsidiaries is licensed or qualified to do business in every jurisdiction in which the nature of its business or its ownership of property requires it to be licensed or qualified, except where the failure to be so licensed or qualified would not have or would not be reasonably expected to have a material adverse effect on the business, operations, financial condition or operating results of MFC, the Bank or any of the Principal Nonbanking Subsidiaries.

          (v) The execution and delivery of this Agreement by MFC and the consummation of the transactions contemplated hereby and thereby will not constitute a breach, default or violation under the respective Charter or Bylaws of MFC, the Bank or any of the Principal Nonbanking Subsidiaries or, to such counsel's knowledge, (A) any material agreement, arrangement or understanding to which MFC, the Bank or any of the Principal Nonbanking Subsidiaries is a party,
(B) any material license, franchise or permit or (C) any material law, regulation, order, judgment or decree.

          (vi) The authorized capital of MFC consists of 60,000,000 shares of MFC Common Stock and 10,000,000 shares of preferred stock; all of the issued and outstanding shares of the capital stock of MFC are duly authorized, validly issued, fully paid and nonassessable. No holder of the capital stock of MFC is entitled to any preemptive or other similar rights with respect to the capital stock of MFC.

          (vii) All of the issued and outstanding shares of each of the Bank and the Principal Nonbanking Subsidiaries are duly authorized, validly issued, fully paid and nonassessable.

          (viii) Except as set forth in Schedule 3.15, to the knowledge of such counsel, there are no actions, suits, proceedings, orders or investigations pending or threatened against MFC, the Bank or any of the Principal Nonbanking Subsidiaries, at law or in equity, or before or by any federal, state or other governmental department, commission, board, bureau, agency or instrumentality.

          (ix) MFC has the corporate power to consummate the transactions on its part contemplated by this Agreement. MFC has duly taken all requisite corporate action to authorize this Agreement and this Agreement has been duly executed and delivered by MFC and constitutes the valid and binding obligation of MFC enforceable in accordance with its terms, subject as to the enforcement of remedies to applicable bankruptcy, insolvency, moratorium and other laws affecting the rights of creditors generally and to judicial limitations on the enforcement of the remedy of specific performance.

          (x) No authorization, consent or approval of, or filing with any public body, court or public authority, is necessary for the consummation by MFC of the transactions contemplated hereby which has not been obtained or made.

          (e) Shareholder Approval. This Agreement and the Merger shall have been approved by the affirmative vote of holders of the percentage of FBS capital stock required for such approval under the Charter and Bylaws of FBS, the DGCL and the rules of the NYSE.

          (f) Affiliate Letters. MFC shall have delivered to FBS the letters required to be delivered pursuant to Section 5.10.

          (g) Pooling of Interests Accounting. No event shall have occurred which, in the reasonable opinion of FBS and concurred in by Ernst & Young, would prevent the Merger from being accounted for as a pooling of interests, and FBS shall have received from Ernst & Young an opinion that the Merger shall qualify as a pooling of interests for accounting purposes.

          (h) Adverse Proceedings. There shall not be threatened, instituted or pending any action or proceeding before any court or governmental authority or agency, domestic or foreign, (i) challenging or seeking to make illegal, or to delay or otherwise directly or indirectly to restrain or prohibit, the consummation of the transactions contemplated hereby or seeking to obtain material damages in connection with the transactions contemplated hereby, (ii) seeking to prohibit direct or indirect ownership or operation by FBS of all or a material portion of the business or assets of MFC or any of the Subsidiaries or of FBS or any of its subsidiaries, or to compel FBS or any of its subsidiaries or MFC or any of the Subsidiaries to dispose of or to hold separately all or a material portion of the business or assets of FBS or any of its subsidiaries or of MFC or any of the Subsidiaries, as a result of the transactions contemplated hereby, or (iii) seeking to require direct or indirect divestiture by FBS of any material portion of its business or assets or of MFC's or the Subsidiaries' business or assets. FBS acknowledges that an action or proceeding seeking to divest control of Edina Realty, Inc. following the Merger would not, in and of itself, constitute a failure of the condition in this Section 6.3(h).

          (i) Governmental Action. There shall not be any action taken, or any statute, rule, regulation, judgment, order or injunction proposed, enacted, entered, enforced, promulgated, issued or deemed applicable to the transactions contemplated hereby by any federal, state or other court, government or governmental authority or agency, which would reasonably be expected to result, directly or indirectly, in any of the consequences referred to in Section 6.3(h).

          (j) Failure to Disclose. FBS shall not have discovered any fact or circumstance existing as of the date of this Agreement which has not been disclosed to FBS, as of the date of this Agreement, in this Agreement, any Schedule hereto, or any document specifically required to be furnished to FBS hereunder, regarding MFC or any of the Subsidiaries which would, individually or in the aggregate with other such facts and circumstances,
     (i) materially impair the consummation of the transactions contemplated by this Agreement, or (ii) have a material adverse effect on the business, operations or financial condition of MFC and the Subsidiaries, taken as a whole.

          (k) Material Adverse Change. Since the date of this Agreement, there has been no material adverse change in, and no event, occurrence or development in the business of MFC or the Subsidiaries that, taken together with other events, occurrences and developments with respect to such business, would have or would reasonably be expected to have a material adverse effect on, the business, operations or financial condition of MFC and the Subsidiaries, taken as a whole.

          (l) Stock Option Agreement. Immediately following the execution and delivery of this Agreement, FBS and MFC shall have executed and delivered the Stock Option Agreement.


                                   ARTICLE 7

                       TERMINATION, AMENDMENT AND WAIVER

     7.1. Termination.  This Agreement may be terminated prior to the Effective
Date:

     (a)  by mutual consent of FBS and MFC;

     (b) by either FBS or MFC, if any of the conditions to such party's obligation to consummate the transactions contemplated in this Agreement shall have become impossible to satisfy;

     (c) by either FBS or MFC, if this Agreement and the Merger are not duly approved by the shareholders of each of MFC and FBS, in each case at a meeting of shareholders (or any adjournment thereof) duly called and held for such purpose;

     (d) by FBS or MFC if the Effective Date is not on or before September 30, 1995 (unless the failure to consummate the Merger by such date shall be due to the action or failure to act of the party seeking to terminate this Agreement in breach of such party's obligations under this Agreement);

     (e) by FBS or MFC if the Average Price is less than $29.50;

     (f) by MFC if (1) any corporation, partnership, person, other entity or group, as defined in the 1934 Act (other than FBS or any affiliate of FBS) (a "Person"), shall have commenced (as such term is used in Rule 14d-2(b) under the 1934 Act) a bona fide tender offer for all outstanding shares of MFC Common Stock or any Person shall have made a bona fide written offer involving a merger or consolidation of MFC or the acquisition of all or substantially all of its assets, and (2) MFC's Board of Directors shall determine, based on advice of MFC's independent financial advisors that such offer is a material economic improvement to the Company's shareholders when compared to the Merger, and
(3) MFC's Board of Directors determines upon the advice of its legal counsel that if they failed to recommend such offer or accept such proposal then such failure would be likely to result in a breach of the directors' fiduciary duties; provided, however, that MFC may not terminate the Agreement pursuant to this Section 7.1(f) until the expiration of five business days after written notice of any such offer or proposal referenced in this Section 7.1(f) has been delivered to FBS, together with a summary of the terms of any such offer or proposal;

     (g) by FBS if, after the date hereof, any Person shall have commenced (as such term is used in Rule 14d-2(b) under the 1934 Act) a bona fide tender offer or exchange offer to acquire at least 20% of the then outstanding shares of MFC Common Stock, or if the Board of Directors of MFC shall have withdrawn, modified or changed its recommendation of this Agreement or the Merger; or

     (h) by FBS if after the date hereof, there shall have occurred a "Subsequent Triggering Event" as defined in the Stock Option Agreement.

     Any party desiring to terminate this Agreement shall give written notice of such termination and the reasons therefor to the other party.

     7.2. Effect of Termination. If this Agreement is terminated as permitted by Section 7.1, such termination shall be without liability or obligation of any party (or any shareholder, officer, employee, agent, consultant or representative of such party) to any other party to this Agreement, except (a) that if such termination is (i) by MFC pursuant to (A) Section 7.1(b) as a result of a failure of the condition contained in Section 6.2(g), or (B)
Section 7.1(f) or (ii) by FBS pursuant to (A) Section 7.1(g), (B) Section 7.1(h), or (C) Section 7.1(b) as a result of the failure of the condition contained in Section 6.3(a) because of the willful and material breach by MFC of any obligation, agreement or covenant referred to therein (a "willful and material" breach for the purposes of this Section 7.2 shall be deemed to have occurred if MFC has intentionally and knowingly taken, or intentionally and knowingly failed to take, any action which causes such breach), then MFC shall pay to FBS within three business days of such termination, a termination fee of $35,000,000 by wire transfer in immediately available funds to an account designated by FBS, (b) as may be otherwise provided in law or in equity, and (c) except as provided in Section 8.6.

     7.3. Amendment. This Agreement may not be amended except by an instrument in writing approved by the parties to this Agreement and signed on behalf of each of the parties hereto.

     7.4. Waiver.  At any time prior to the Effective Date, any party hereto may
(a) extend the time for the performance of any of the obligations or other acts of any other party hereto or (b) waive compliance with any of the agreements of any other party or with any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit.


                                   ARTICLE 8

                              GENERAL PROVISIONS

     8.1. Public Statements. Neither MFC nor FBS shall make any public announcement or statement with respect to the Merger, this Agreement or any related transactions without the approval of the other party; provided, however, that either FBS or MFC may, upon reasonable notice to the other party, make any public announcement or statement that it believes is required by federal securities law. To the extent practicable, each of FBS and MFC will consult with the other with respect to any such public announcement or statement.

     8.2. Notices. All notices and other communications hereunder shall be in writing and shall be sufficiently given if made by hand delivery, by fax, by telecopier, by overnight delivery service, or by registered or certified mail (postage prepaid and return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by it by like notice):

     if to FBS:

          First Bank System, Inc.
          First Bank Place
          601 Second Avenue South
          Minneapolis, Minnesota 55402-4302
          Attention:  Richard A. Zona, Vice Chairman
                       and Chief Financial Officer
          Fax: (612) 973-0410
     with a copy to:

          Dorsey & Whitney
          220 South Sixth Street
          Minneapolis, Minnesota 55402
          Attention:  Lee R. Mitau, Esq.
          Fax: (612) 340-8738

     if to MFC:

          Metropolitan Financial Corporation
          1000 South Seventh Street
          Minneapolis, Minnesota 55402
          Attention:  Norman M. Jones, Chairman
          Fax: (612) 339-6011

     with a copy to:

          Oppenheimer Wolff & Donnelly
          3400 Plaza VII Building
          45 South Seventh Street
          Minneapolis, Minnesota 55402
          Attention:  Bruce A. Machmeier, Esq.
          Fax: (612) 344-9376

     All such notices and other communications shall be deemed to have been duly given as follows: when delivered by hand, if personally delivered; five business days after being deposited in the mail, postage prepaid, if delivered by mail; when receipt acknowledged, if faxed or telecopied; and the next day after being delivered to an overnight delivery service.

     8.3. Interpretation. When a reference is made in this Agreement to subsidiaries of FBS, the word "subsidiary" means any "majority-owned subsidiary" (as defined in Rule 12b-2 under the 1934 Act) of FBS, as the context requires; provided, however, that neither MFC nor any of the Subsidiaries shall at any time be considered a subsidiary of FBS for purposes of this Agreement. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. References to Sections and Articles refer to Sections and Articles of this Agreement unless otherwise stated. Words such as "herein," "hereinafter," "hereof," "hereto," "hereby" and "hereunder," and words of like import, unless the context requires otherwise, refer to this Agreement (including the Exhibits and Schedules hereto). As used in this Agreement, the masculine, feminine and neuter genders shall be deemed to include the others if the context requires.

     8.4. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties shall negotiate in good faith to modify this Agreement and to preserve each party's anticipated benefits under this Agreement.

     8.5. Miscellaneous. This Agreement (together with all other documents and instruments referred to herein): (a) constitutes the entire agreement, and supersedes all other prior agreements and undertakings, both written and oral, among the parties, with respect to the subject matter hereof; (b) is not intended to confer upon any person other than each party hereto any rights or remedies hereunder, except as provided in Section 5.15; (c) shall be governed in all respects, including validity, interpretation and effect, by the internal laws of the State of Minnesota, without giving effect to the principles of conflict of laws thereof; (d) shall not be assigned by operation of law or otherwise. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement.

     8.6. Survival of Representations, Warranties and Covenants. The representations and warranties of the parties set forth herein shall not survive the consummation of the Merger, but covenants that specifically relate to periods, activities or obligations subsequent to the Merger shall survive the Merger. In addition, if this Agreement is terminated pursuant to Section 7.1, the covenants contained in Sections 5.4, 5.7(c) and 7.2 shall survive such termination.

     8.7. Schedules. The Schedules referred to in this Agreement shall be delivered as of the date hereof under cover of a letter from the Chief Executive Officer of MFC.

     IN WITNESS WHEREOF, FBS and MFC have caused this Agreement to be executed on the date first written above by their respective officers.


                              FIRST BANK SYSTEM, INC.


                              By John F. Grundhofer
                                 --------------------------------------

                                 Its  Chairman, President and Chief
                                      ---------------------------------
                                       Executive Officer
                                       --------------------------------




                              METROPOLITAN FINANCIAL
                                 CORPORATION


                              By Norman M. Jones
                                 --------------------------------------

                                 Its  Chairman of the Board and Chief
                                      ---------------------------------
                                      Executive Officer
                                      ---------------------------------

                                                    [Not a part of agreement]


                           EXHIBITS AND SCHEDULES TO
                    AGREEMENT OF MERGER AND CONSOLIDATION,
                      DATED JULY 21, 1994, BY AND BETWEEN
                          FIRST BANK SYSTEM, INC. AND
                      METROPOLITAN FINANCIAL CORPORATION



EXHIBIT OR                                               REFERENCE IN
 SCHEDULE                  SUBJECT                         AGREEMENT
- -----------                -------                       ------------
Exhibit A                  Affiliate Letter              Section 5.10

Exhibit B                  Amendment to Change           Section
                           in Control Severance          5.12(b) (iii)
                           Pay Plan

Schedules A & B            Subsidiaries                  Recitals

Schedules 3.1,             Disclosure Schedules          Article 3
3.2, 3.3, 3.4,
3.5, 3.6, 3.8,
3.9, 3.11, 3.12,
3.13, 3.14, 3.15,
3.16, 3.17,, 3.18,
3.19, 3.20, 3.21
and 3.27